UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16

OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 28, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-240163), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on form 6-K includes the following items:

(a)	Summary;

(b)	Strategic review;

(c)	Financial performance;

(d)	Cash flow and funding;

(e)	Other significant developments;

(f)	Regulation;

(g)	Risk factors;

(h)	Unaudited condensed consolidated financial statements;

(i)	Non-GAAP measures;

(j)	Definitions; and

(k)	Forward-looking statements and other matters.

Certain information is taken from the previously published results of Vodafone Group Plc for the year ended 31 March 2020. This report on Form 6-K does not update or restate any of the financial information set forth in the half-year financial report.

This report on Form 6-K should be read in conjunction with the Group’s annual report on Form 20-F for the year ended 31 March 2020. In particular the following sections:

•	the information contained under “Key performance indicators” on pages 26 and 27;

•	the information contained under “Chief Financial Officer’s review” on pages 28 and 29;

•	the information contained under “Our financial performance” on pages 30 to 39; and

•	the consolidated financial statements on pages 141 to 230.

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to Vodafone Group Plc (“the Company”), and as applicable, its subsidiaries and/or its interest in joint ventures and/or associates.

This document contains references to our website. Information on our website is not incorporated into this document and should not be considered part of it. We have included any website as an inactive textual reference only.

Vodafone Group Plc ⫶ FY21 Preliminary results

Summary ⫶ Resilient financial performance

		FY21		FY20		Change
Financial results (unaudited)	Page	€m		€m		%
Group revenue	14	43,809		44,974		(2.6)
Group service revenue	14	37,141		37,871		(0.1	)*
Operating profit	14	5,097		4,099		+24.3
Profit / (loss) for the financial year	14	536		(455)
Borrowings less cash and cash equivalents	26	(61,939)		(61,368)
Basic earnings/(loss) per share	26	0.38	c	(3.13	)c
Total dividends per share	46	9.00	c	9.00	c

All amounts marked with an “*” represent organic growth, which presents performance on a comparable basis, including merger and acquisition activity and foreign exchange rates. Organic growth is a non-GAAP measure that is presented to provide readers with additional financial information and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Non-GAAP measures” on page 50 for more information.

Financial performance

Total revenue declined by 2.6% to €43.8 billion (FY20: €45.0 billion), as our good underlying momentum and the benefit from the acquisition of Liberty Global’s assets in Germany and Central and Eastern Europe was offset by lower revenue from roaming, visitors and handset sales, adverse foreign exchange movements and the disposal of Vodafone New Zealand.

Operating profit increased by 24.3% to €5.1 billion (FY20: €4.1 billion). Compared to the prior year period, we recognised lower gains on disposals, no impairment losses, and we no longer recognised Vodafone’s share of losses related to Vodafone Idea following the write down of the asset to nil in FY20.

The Group made a profit for the financial year of €0.5 billion (FY20: loss of €0.5 billion). The profit increase was partly driven by higher operating profit and the recognition of mark-to-market gains (FY21: €1.1 billion, FY20: losses of €1.1 billion). These factors were partially offset by higher income tax expense in the current year, primarily due to a non-cash charge of €2.8 billion following a decrease in the carrying value of deferred tax assets.

Basic earnings per share was 0.38 eurocents, compared to a loss per share of 3.13 eurocents in the prior year.

Cash flow and funding

Cash inflow from operating activities decreased by 0.9% to €17.2 billion (FY20: €17.4 billion).

Reductions in borrowings are offset by movements in cash and cash equivalents, resulting in a stable borrowings less cash and cash equivalent position. Reductions in borrowings are principally driven by the early repayment of €3.4 billion of bonds due to mature up to 2024 and lower derivative collateral positions which impact both cash and short term borrowings.

Total dividends per share are 9.0 eurocents (FY20: 9.0 eurocents), including a final dividend per share of 4.5 eurocents. The ex-dividend date for the final dividend is 24 June 2021 for ordinary shareholders, the record date is 25 June 2021 and the dividend is payable on 6 August 2021.

Vodafone Group Plc ⫶ FY21 Preliminary results

Strategic review ⫶ A new generation connectivity & digital services provider

In November 2018, we set out our ambition to reshape Vodafone and establish a foundation from which the Group can grow in the converged connectivity markets in Europe, and mobile data and payments in Africa. During the first phase of our transformation we have executed at pace to deliver on our priorities, and in this strategic review we highlight that:

A.	we have delivered the first phase of our strategy to reshape Vodafone;
B.	structural trends are accelerating, creating new growth opportunities;
C.	the next phase of our strategy is to become a new generation connectivity and digital services provider for Europe and Africa; and
D.	we are committed to improving returns.

A ⫶ We have delivered the first phase of our strategy to reshape Vodafone

We have now substantially delivered the first phase of our strategic ambition to reshape Vodafone into a stronger connectivity provider. This has been delivered through four key strategic priorities: (i) deepening customer engagement; (ii) accelerating our transformation to a digital first organisation; (iii) improving the utilisation of our assets; and (iv) optimising our portfolio.

During FY21, we have continued to execute at pace across all four priorities. Highlights of activity during the period include:

•	mobile contract customer loyalty improved by 0.9 percentage points year-on-year;

•	we have added 1.4 million NGN broadband customers and 44 million homes are now passed with our 1 gigabit capable fixed-line network in Europe;

•	we have launched 5G in 240 cities across 10 of our European markets;

•	in response to the trading conditions related to the COVID-19 pandemic, we accelerated a series of cost saving activities, resulting in a €0.5 billion net reduction in operating expenditure in Europe and Common Functions;

•	we have secured mobile wholesale agreements with PostePay in Italy and Asda Mobile in the UK; and

•	we completed the IPO of Vantage Towers March 2021, with a market capitalisation of €13.2 billion as at 17 May 2021.

Vodafone Group Plc ⫶ FY21 Preliminary results

The table below summarises the progress against our strategic priorities in FY21.

Strategic progress summary	Units	FY21	FY20
Deepening customer engagement
Europe mobile contract customers[1]	million	65.4	64.4
Europe broadband customers[1]	million	25.6	25.0
Europe on-net gigabit capable connections[1]	million	43.7	31.9
Europe Consumer converged customers[1]	million	7.9	7.2
Europe mobile contract customer churn	%	13.7	14.6	[2]
Africa data users[3]	million	84.9	82.6
M-Pesa transaction volume[3]	billion	15.2	12.2
Business fixed-line service revenue growth[4]	%	3.0	3.3
IoT SIM connections	million	123.3	102.9

Accelerating digital transformation
Europe digital channel sales mix[5]	%	26	21
Europe frequency of customer contacts p.a.	#	1.4	1.4
Europe MyVodafone app penetration	%	63	65

Improving asset utilisation
Average mobile data usage per customer in Europe	GB/month	7.2	5.7
Europe on-net NGN broadband penetration[1]	%	30	30

Notes:

1. Including VodafoneZiggo | 2. Excluding the impact of inactive data-only SIM losses in Italy during Q3 and Q4 FY20 | 3. Africa including Ghana, Egypt and Safaricom | 4. Organic growth | 5. Based on Germany, Italy, UK and Spain.

Deepening customer engagement

Our actions have delivered a more consistent commercial performance, and our service revenue trends have remained resilient, despite the direct impacts of the COVID-19 pandemic on revenue from roaming and visitors.

In mobile, we have launched speed-tiered, unlimited data plans in 10 markets. This has enabled us to stabilise and grow our higher value customer base and increase average revenue per user (‘ARPU’). We have also launched and embedded ‘second’ brands across our markets and now have over 5 million active users across our second brands in Germany, Italy, the UK and Spain.

We have maintained strong commercial momentum in our fixed business and over the past three years we have added 4.3 million NGN broadband customers in Europe. We also have converged customer plans available in all major markets. By deepening the relationship we have with our customers we have been able to drive a significant improvement in customer loyalty, with mobile contract churn in Europe reducing by 2.3 percentage points over the last three years.

In Africa, demand for mobile data remains significant given the lack of fixed line infrastructure. There is also a substantial opportunity to grow M-Pesa (our mobile payments platform) and expand it into new financial and digital services. During the last three years, we have continued to see significant demand for mobile data and monthly average data usage in our markets outside Europe has increased to 4.6 GB (FY18: 2.2 GB). The total number of data users in Africa has grown from 72.4 million to 84.9 million. The number of M-Pesa and other mobile money customers has continued to grow strongly, with a total of 48.3 million active users now registered.

Vodafone Group Plc ⫶ FY21 Preliminary results

Accelerating digital transformation

We have now exceeded our original three-year target of at least €1.2 billion of net savings from operating expenses in the markets across Europe and Common Functions, with cumulative savings of €1.3 billion, equivalent to a c.15% net reduction. This focus on efficiency, delivered through standardisation, integration and digitalisation of our operations, has enabled us to deliver a resilient performance during the pandemic with our profitability remaining broadly stable. In the last three years, we have introduced 5,500 role efficiencies in our shared service centres (‘_VOIS’) and approximately 30% of Group employees now work in our shared operations. We are continuing to transform the business and evolve the Group digital toolset – including our AI assistant, TOBi, and Robotic Process Automation (‘RPA’) – in order to further our productivity leadership. We have also increased our digital sales, now 26% of total sales across Germany, Italy, the UK and Spain, and optimised our retail footprint.

Improving asset utilisation

We have reached network sharing agreements with leading mobile network operators in most of our European markets, established Vantage Towers as a separate business to consolidate the ownership and operations of our passive mobile network infrastructure, and signed significant wholesale agreements in both our fixed and mobile networks.

Optimising the portfolio

In order to achieve our strategic objectives to focus on converged connectivity markets in Europe, and mobile data and payments in Africa, we began a large programme to rationalise our portfolio in 2019. Our portfolio optimisation programme has had three overriding objectives as summarised below:

Objective	Transactions
1. Focus on Europe & Africa	5 disposals including New Zealand and Malta 4 acquisitions, including purchase of KDG shares from minority shareholders 3 mergers in Australia and India (Vodafone Idea & Indus Towers)

2. Achieve convergence with local scale	3 acquisitions in Germany, Greece and Eastern Europe

3. Enable structural shift in asset utilisation	2 tower mergers in Italy and Greece, as well as subsequent sale of INWIT stake IPO of Vantage Towers

Vodafone Group Plc ⫶ FY21 Preliminary results

B ⫶ Accelerating structural trends creating new growth opportunities

Whilst the events of the last year have underscored the importance society places on fast, reliable, secure and affordable connectivity, we see this as an acceleration of existing longer-term trends. There are five key mega trends that we see shaping our industry over the medium-term.

1.	remote working;

2.	greater adoption of cloud technology;

3.	connected devices;

4.	digital payments & financial services; and

5.	EU recovery funding.

1 ⫶ Remote working

The trend towards remote working for employees and businesses was strong before the impact of the pandemic, driven by the changing lifestyle priorities of different demographics. COVID-19 has driven a step-change in demand, driving multiple benefits including a more flexible organisational culture and greater productivity. This trend is driving demand for fast and reliable fixed and mobile connectivity for individual workers, but also emerging cloud architecture, digital security and unified communications solutions for employers.

2 ⫶ Greater adoption of cloud technology

Over the last decade, large technology companies have invested heavily in advanced centralised data storage and processing capabilities that organisations and consumers can access remotely through data connectivity (commonly termed “cloud” technology). As result, organisations and consumers are increasingly moving away from using their own expensive hardware and device-specific software to streaming more efficient shared hardware capacity or services over the cloud. This is popular as it allows upfront capital investment savings, the ability to efficiently scale resources to meet demand, easily update systems and increase resiliency. This is driving demand for fast, reliable and secure connectivity with lower latency.

3 ⫶ Connected devices

A wide array of devices across all sectors and use cases are increasingly becoming connected to the internet. These connected devices, known as the Internet of Things (‘IoT’), are expected to double by 2025, driven by continued reductions in the cost of computing components, advances in cross-device operability and software, and the near-ubiquity of mobile networks. There is a wide range of consumer applications such as smartwatches, security systems and tracking devices, as well as business applications such as supply chain management, autonomous vehicles and remote surgery. This trend is driving significant growth in connectivity, but also end-to-end integrated IoT solutions.

4 ⫶ Digital payments & financial services

In Africa, digital payments are primarily conducted via mobile phones through payment networks owned and operated by network operators. In Consumer, increasing smartphone penetration drives higher peer-to-peer transaction volumes and revenue, whilst also driving the adoption of next-generation mobile payment applications. Network operators are leveraging this relationship to offer additional financial services products, ranging from advances on mobile airtime and device insurance to more complex offerings such as life insurance. Businesses are also increasingly reliant on operator-owned payment infrastructure for both consumer-to-business payments, but also for large business-to-business transfers.

5 ⫶ EU recovery funding

The European Commission has launched a series of funding programmes with €750 billion available under the banner “NextGenerationEU”. These include the Recovery & Resilience facility, which combines €360 billion of loans and €312.5 billion of grants available to European Union Member States. Of these grants, approximately 70% will be allocated to European Union Member States in which Vodafone has an operating presence. These grants are planned to be 70% distributed by the end of 2022. The range of funding presents a direct and indirect opportunity given that at least 20% of the total funding is planned to support the European Commission’s digital transformation agenda.

Vodafone Group Plc ⫶ FY21 Preliminary results

C ⫶ The next phase in our strategy - a new generation connectivity and digital services provider

Following the significant actions we have taken to reshape the Group, we are focused on growing our converged connectivity markets in Europe, and mobile data and payments in Africa. The next phase of our strategy focuses on three customer commitments and three enabling strategies, all of which work together towards realising our vision to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society. In order to achieve our vision, we will:

1.	provide the best connectivity products and services;

2.	provide leading & innovative digital service platforms;

3.	provide an outstanding digital customer experience;

4.	further simplify our operating model to be the most efficient operator in our sector;

5.	leverage our social contract to build partnerships with governments and regulators to shape a healthier industry structure and improve returns for all stakeholders; and

6.	invest in and operate leading connectivity infrastructure.

1 ⫶ Best connectivity products & services

Consumer ⫶ Europe

In Europe, we are a leading converged connectivity provider with 7.9 million converged customers, 113 million mobile connections, 142 million marketable NGN broadband homes, we cover 98% of the population in the markets we operate in with 4G, and we have launched 5G in 240 cities in 10 markets in Europe. We have achieved this leading position by focusing on our core fixed and mobile connectivity. We are enhancing our products through capacity and speed upgrades, unlimited mobile plans, a distinct tiered branding hierarchy and convergent product bundles.

Consumer ⫶ Africa

In Africa, we are the leading provider of mobile data and mobile payment services. We have 178 million mobile customers in 8 markets which represent 40% of Africa’s total Gross Domestic Product. We are the leading mobile connectivity provider by revenue market share in 7 markets. Excluding Kenya, we cover 62% of the population in the markets in which we operate with 4G services. Our M-Pesa financial services platform processed over 15 billion transactions during the year.

Further information on our operations in Africa can be accessed here: vodacom.com.

Vodafone Business

In March 2021, we held a virtual briefing on Vodafone Business for investors and analysts (investors.vodafone.com/vbbriefing). This briefing outlined the following four key messages.

1.	We operate in attractive markets ⫶ We serve over 6 million private and public sector customers of all sizes, across Europe and Africa. With more employees seeking flexible working, gigabit connectivity with low latency and both public and private organisations driving digitalisation, we have a compelling structural opportunity.

2.	Scale & capabilities ⫶ We have the scale, expertise and technology to successfully compete in these attractive markets. We are expanding our portfolio of products and services to enhance our provision of core connectivity services, with in-house innovation in IoT and partnerships with leading technology companies to offer cloud, security and unified communications services.

3.	We have strong operating momentum ⫶ Over the last three years, we have delivered a significant improvement in our commercial performance, leading to service revenue growth (excluding roaming and visitor revenue) of 1.8% in FY21, with total service revenue now over €10 billion. This has been driven by ongoing improvements in our commercial momentum, strong support to our customers throughout the pandemic, clear understanding of our economic model and disciplined prioritisation of high marginal return on capital opportunities.

4.	We are on a clear growth pathway ⫶ Our strategy is grounded in our purpose to connect for a better future and is focused on three core elements. Firstly, to be the trusted partner for small and medium-sized enterprises. Secondly, to be the gigabit connectivity provider of choice to large enterprises. Thirdly, to be the leading end-to-end provider of IoT solutions for every organisation.

2 ⫶ Leading innovation in digital services

Alongside optimising our core connectivity services, we are building platforms that will allow ‘best on Vodafone’ experiences. Our primary areas of focus are premium TV in Europe; financial services in Africa; Vodafone Business specific digital platforms across the Group; and the IoT for both consumers and businesses.

Vodafone Group Plc ⫶ FY21 Preliminary results

Premium TV

Our consumer TV proposition now has over 22 million subscribers in 11 markets, making Vodafone the 2nd largest TV provider in Europe. We partner with 18 leading global content producers and distributors such as Disney, ViacomCBS, WarnerMedia, Netflix, Amazon and Comcast. Our premium TV offering is delivered through a seamlessly integrated, multi-device platform. This enables consumers to watch whatever they want, whenever they want on any connected device.

Financial services

We remain focused on embedding Vodacom as a leading pan-African technology company and M-Pesa offers a unique opportunity to extend our reach further into financial services through our investments in financial, digital and lifestyle services. This provides us with opportunities to enhance our relationship with the 178 million mobile customers we serve across our African footprint. In particular, we note our partnership with Alipay and the imminent launch of our single lifestyle app for customers and merchants in South Africa that promotes greater financial inclusion. We see this super-app as a precursor to M-Pesa’s evolution, supporting accelerated growth across our financial services’ businesses and assisting us in connecting hundreds of millions more in Africa so that no one is left behind.

Vodafone Business digital platforms

We are extending the breadth of our propositions to private and public sector organisations beyond connectivity. We are partnering with leading technology firms such as Microsoft, Accenture, IBM, Google, Cisco and Amazon to provide our customers with best-in-class products and services. We provided further information on this growth opportunity as part of the Vodafone Business virtual investor briefing.

IoT

Our end-to-end IoT proposition is the largest of its kind globally. Our Business IoT offering for private and public sector clients was discussed at our recent virtual investor briefing. At the end of March 2021, we had over 120 million devices connected to our network, including 33 million connected cars. We have also developed over 100 tailored end-to-end solutions for a range of sectors including healthcare, distribution, manufacturing and automotive.

Our consumer IoT offering has now connected over 1.4 million devices such as the watches through our OneNumber service and our ‘Curve’ mobile tracking device. In addition, we recently launched a new smart kids watch, developed with The Walt Disney Company. We will be expanding on the opportunity for consumer IoT and other consumer growth opportunities at a virtual investor briefing in December 2021.

3 ⫶ Outstanding digital experiences

Over the last thirty years, Vodafone’s approach to retail, distribution and customer care has evolved in line with broader social and technological development. During the 1990s, we operated primarily through a traditional retail ‘high street’ store mode, whereby the vast majority of customer interaction was face-to-face and involved a high degree of manual process. In the 2000s, we introduced a multi-channel model, in which customers could also choose to interact with us through dedicated websites or contact centres, in addition to the retail stores. In the 2010s, we began to combine the models into an omni-channel experience, through which our customers could move between different channels for different missions.

Vodafone Group Plc ⫶ FY21 Preliminary results

In the new decade, our ambition is for customers to primarily interact with us in a ‘Digital First’ manner. Our investments in this area have already resulted in our artificial intelligence-enabled assistant (‘TOBi’) resolving 63% of customer support interactions with no human interaction and an approximate 5% reduction in the frequency of customer contacts per year to 1.4. As we look ahead, we expect the majority of new customers will join Vodafone through digital channels and the overwhelming majority of customer interaction and queries will be fulfilled through either the MyVodafone app or support provided through ‘TOBi’. We will then support the ongoing customer relationship through data-driven and automated targeting of upselling, cross-selling and contract extension. This Digital First customer experience will improve customer loyalty and reduce the service cost per customer.

We will be expanding on our plans for outstanding digital experiences at a virtual investor briefing in December 2021.

4 ⫶ Simplified, most efficient operations

The connectivity value chain involves a high degree of repeatable processes across all of our markets, such as procurement, network deployment, network operations, sales activities, customer support operations, and billing and transaction processing. This has provided us with a significant opportunity to standardise processes across markets, relocate operations to lower cost centres of excellence and apply automation at scale, delivering best in class efficiency levels.

In the next phase of our strategy, we are pursuing these opportunities through two significant evolutions in our operating model. Firstly, integrating our network and digital teams in Europe and, secondly, streamlining our approach to product development and customer care within our European commercial teams. These programmes will be key components in delivering the next phase of our ongoing efficiency programme, which targets a total net reduction in markets across Europe and in Common Function operating expenses of 20% by FY23 (versus a FY18 baseline).

Integrating network & digital teams

We are integrating our European network and digital teams. This new structure will drive effectiveness, increase our speed of execution, standardise key processes, and support the codification of what is the best solution for Group implementation. We will increase our IT and digital capabilities, standardise key development environments and enhance coding collaboration, while internalising software engineering capabilities, further leveraging our _VOIS shared services environment.

This new operating model for our technology teams will enable our multi-year journey to redefine our technology architecture following a ‘Telco as a Service’ (‘TaaS’) model. Our TaaS model is based on two existing layers of inter-connected digital technology. We have created a standardised suite of customer and user-facing interfaces for an entire omni-channel journey and called it OnePlatform. The OnePlatform suite is powered by our Digital eXperience Layer (‘DXL’). DXL refers to the abstraction layer in our IT architecture which separates customer-facing micro-services requiring frequent and rapid adjustment from back-end systems such as billing and CRM.

We have already moved more than half our core network functions to the cloud in Europe, supporting voice core, data core and service platforms on over 1,300 virtual network functions. In Europe, we now operate a single digital network architecture across all markets, enabling the design, build, test and deployment of next generation core network functions more securely, 40% faster and at 50% lower cost. Similarly, more than half of our IP applications are now virtualised and running in the cloud.

Product development consistency & common customer care

To meet the needs of our customers, both individuals and businesses, we need to bring innovative and differentiated products to market and scale them across our footprint much faster than we do today. We also need to further leverage the scale of our footprint and avoid duplication and fragmentation of our resources. We are simplifying and unifying our approach to product development, reducing time and resources for new products from the idea creation phase to launch, with a new process to allocate and sustain funding across our markets.

We are also accelerating the deployment and adoption of digital tools through common digital platforms with the ambition to move to one ‘My Vodafone’ app and, over time, one TOBi chatbot platform. This will also help us deliver a more consistent customer experience regardless of geography, with further automation and simplification.

Vodafone Group Plc ⫶ FY21 Preliminary results

5 ⫶ Social contract shaping industry structure to improve returns

Over the last decade, the performance of the European telecommunications industry has been weaker than other regions, which market commentators largely attribute to its regulatory environment. European regulation differs in both its fragmented approach to spectrum licensing and market structure, compared with North America or Asia.

In 2019, we introduced our ‘social contract’, which represents the partnerships we want to develop with governments, policy makers and civil society. We believe the industry needs a pro-investment, pro-innovation partnership approach to ensure Europe can compete in the global digital economy and be at the forefront of technology ecosystems. This requires healthy market structures, an end to extractive spectrum auctions, support for equipment vendor diversity, a defined framework for network sharing, and regulation that enables the physical deployment of network infrastructure, as well as rewards quality – such as security, resilience and coverage – with fair prices.

Following our efforts and society’s increasing reliance on our connectivity infrastructure and services, notably during the COVID-19 pandemic, we are beginning to see positive signs of a healthier industry structure emerge. Recent spectrum auctions in the UK, Greece and Hungary were conducted in a positive manner and completed with spectrum being assigned at sustainable prices, in line or below European benchmark levels. Authorities are recognising that operators need to be able to focus available private funds for fast deployment of new infrastructure and services.

We have also seen national governments increase support, such as state-subsidies for rural networks in the UK and Germany. A key area will be shaping Member State recovery funds and how at least 20% of the €750 billion NextGenerationEU funding targeted for digital initiatives is distributed.

We will play our part by investing in our high-quality network infrastructure and will continue to work closely with regulators and policy makers in order to create a more healthy and sustainable industry structure that is truly pro-investment, pro-innovation and supportive of returns.

6 ⫶ Leading gigabit networks

In order to provide our customers with the best connectivity products and ‘best on Vodafone’ connectivity platforms, we need to have leading gigabit network infrastructure in each of our markets. Importantly, we must also ensure that our customers recognise and value the quality of our gigabit network infrastructure. We will be hosting a dedicated virtual investor briefing on technology and our approach on 17 June 2021.

In mobile, we are currently deploying mobile network infrastructure to deliver 5G connectivity. So far, we have launched 5G services in 240 cities, in 10 markets in Europe. 5G services provide ‘real world’ speeds well in excess of 100 Mbps, compared with 4G which provides ‘real world’ speeds of 20-35 Mbps. In addition to the speed advantage, 5G networks that are ‘built right’ and with longer-term competitive advantage in mind, provide more uses cases, and significant capacity and efficiency advantages, ultimately lowering the cost per gigabyte of mobile data provision. However, the European mobile sector is also utilising dynamic spectrum sharing (‘DSS’) technology to share existing 4G spectrum to provide a more limited 5G experience.

Underpinning our 5G network infrastructure is our majority shareholding in Vantage Towers AG. Further information on Vantage Towers can be accessed here: https://www.vantagetowers.com/.

Alongside our 5G mobile network infrastructure is our NGN fixed-line network infrastructure. We can now reach 142 million homes across 12 markets in Europe (including VodafoneZiggo). This marketable base is connected through a mix of owned NGN network (56 million homes, of which 44 million are gigabit-capable), strategic partnerships (24 million homes) and wholesale arrangements (62 million homes). This network provides us with the largest marketable footprint of any fixed-line provider in Europe. In Germany, our owned network covering 24 million households is being progressively upgraded to the latest DOCSIS 3.1 standard, which provides us with a structural speed advantage over the incumbent. Over the medium-term we will continue to increase the proportion of our Europe customers that can receive gigabit-capable connections through our owned network and continue to work with strategic partners to provide cable and fibre access.

Vodafone Group Plc ⫶ FY21 Preliminary results

D ⫶ Committed to improving returns

Disciplined capital allocation to drive shareholder returns

The objectives of our portfolio activities over the last three years have been to focus on our two scaled geographic platforms in Europe and Africa; achieve converged scale in our chosen markets; and deliver a structural shift in asset utilisation. We are now a matrix of country operations, products and platforms and will continue to be disciplined in managing our portfolio, following three principles:

•	we aim to continue to focus on the converged connectivity markets in Europe, and mobile data and payments in Africa;

•	we aim to achieve returns above the local cost of capital in all of our markets; and

•	we consider whether we are the best owner (i.e. whether the asset adds value to the Group and the Group adds value to the asset) and whether there are any pragmatic and value-creating alternatives.

Our capital allocation priorities are to support investment in connectivity infrastructure; maintain a robust balance sheet; and support improved shareholder distribution.

Our growth strategy requires a greater level of investment, in four major areas.

•	We will continue to invest in leading gigabit networks by upgrading our fixed networks and rolling out 5G ‘built right’. To help fund this, our new Technology operating model will drive a higher level of efficiency in unitary spend, while greater standardisation will eliminate duplication.

•	We will have a stronger, more comprehensive product offering in every market, particularly in Vodafone Business, to accelerate our revenue and profit growth.

•	We will accelerate our digital capabilities, which will ultimately help us sustain margin expansion, strengthen our direct channels and build further differentiation in our customer offer.

•	We are retaining the flexibility to support Vantage Towers in realising its own growth ambitions, particularly in the high incremental returns opportunities of new build-to-suit sites and ground-lease buyouts.

Vodafone Group Plc ⫶ FY21 Preliminary results

Our purpose ⫶ We connect for a better future

We believe that Vodafone has a significant role to play in contributing to the societies in which we operate and we want to enable an inclusive and sustainable digital society. Our sustainable business strategy helps the delivery of our targets across three purpose pillars: Inclusion for All, Planet and Digital Society. We have continued to make progress against our purpose strategy and will provide a full update on our progress in our FY21 Annual Report.

Our significant role has become even more evident during the COVID-19 pandemic, as our essential network infrastructure has been critical in enabling people to work, allowing businesses to remain operational, supporting emergency services and giving access to education. Through our essential network infrastructure, our services and our targeted initiatives, we have kept people and societies connected. In response to the unprecedented situation, we continued to execute on our social contract five-point plan across all markets to help citizens, businesses and governments manage through the health crisis and cushion its economic impacts. We have also donated over €150 million to support those affected by the crisis through direct contributions and services in-kind, supporting millions of our customers, frontline workers and citizens. The Vodafone Foundation has donated an additional €10 million to local charities in our markets in the form of cash grants, gifts in-kind and from employee donations via the community fund.

In November 2020, we announced a further update with respect to our long-term ambition to minimise our environmental impact. We have committed to reducing our total global carbon emissions to ‘net zero’ by 2040 and confirmed that our 2030 carbon reduction targets have been approved by the Science Based Targets initiative. Our targets are in line with reductions required to keep warming to below 1.5°C, the most ambitious goal of the Paris Agreement.

This builds on a commitment we made in July 2020 to power 100% of our European network with renewable electricity by July 2021, creating a ‘Green Gigabit Net’ for customers across 11 markets that will grow sustainably using only power from wind, solar or hydro sources. Our accelerated shift to 100% renewable electricity on our European network, as well as our connectivity products and services, will help our customers reduce their carbon emissions, particularly our Business customers, while helping to create a healthier planet for everyone. This year, 80% of our purchased electricity in Europe was from renewable sources (FY20: 33%) and we are confident that we will meet our July 2021 target.

In December 2020, we were recognised by global environmental non-profit organisation CDP for our actions and transparency with respect to our environmental impact and secured a place on CDP’s prestigious climate change ‘A List’. This places us in the top 5% of companies that responded to CDP’s 2020 climate change questionnaire.

Reporting

Vodafone reports against a number of voluntary reporting frameworks to help stakeholders understand our sustainable business performance. We will shortly be publishing a separate report that summarises our progress towards meeting the recommendations of the Task Force on Climate-related Financial Disclosures (‘TCFD’), as well as a comprehensive spreadsheet that includes data on environmental, social and governance (‘ESG’) topics. We will also be reporting against a number of voluntary reporting frameworks to help our stakeholders understand our sustainable business performance, including guidance provided by the Global Reporting Initiative (‘GRI’) and Sustainability Accounting Standards Board (‘SASB’).

Governance

On 11 May 2021, the Board of Vodafone approved the creation of an ESG Committee as a principal committee of the Board. The ESG Committee will provide oversight of the Company’s Environment, Social and Governance programme. This covers activities under Vodafone’s Purpose – to connect for a better future enabling an inclusive and sustainable digital society, sustainability and responsible business practices, as well as Vodafone’s contribution to the societies in which it operates in through its social contract.

Vodafone Group Plc ⫶ FY21 Preliminary results

Financial performance ⫶ Resilient performance, in line with our expectations

Group financial performance

	FY21[1]		FY20		Reported
	€m		€m		change %
Revenue	43,809		44,974		(2.6)
- Service revenue	37,141		37,871		(1.9)
- Other revenue	6,668		7,103

Operating profit	5,097		4,099		24.3
Non-operating expense	–		(3)
Investment income	330		248
Financing costs	(1,027)		(3,549)
Profit before taxation	4,400		795
Income tax expense	(3,864)		(1,250)
Profit/(loss) for the financial year	536		(455)

Attributable to:
- Owners of the parent	112		(920)
- Non-controlled interests	424		465
Profit/(loss) for the financial year	536		(455)

Basic earnings/(loss) per share	0.38	c	(3.13	)c

Further information is available in a spreadsheet at https://investors.vodafone.com/reports-information/results-reports-presentations

Notes:

1.	The FY21 results reflect average foreign exchange rates of €1:£0.89, €1:INR 86.60, €1:ZAR 19.04, €1:TRY 8.58 and €1: EGP 18.44.

Total revenue declined by 2.6% to €43.8 billion (FY20: €45.0 billion), as our good underlying momentum and the benefit from the acquisition of Liberty Global’s assets in Germany and Central and Eastern Europe was offset by lower revenue from roaming, visitors and handset sales, adverse foreign exchange movements and the disposal of Vodafone New Zealand.

Operating profit increased by 24.3% to €5.1 billion (FY20: €4.1 billion). Compared to the prior year period, we recognised lower gains on disposals, no impairment losses, and we no longer recognised Vodafone’s share of losses related to Vodafone Idea following the write down of the asset to nil in FY20.

Cash inflow from operating activities decreased by 0.9% to €17.2 billion (FY20: €17.4 billion).

Income tax expense increased by €2.6 billion, primarily due to a non-cash charge of €2.8 billion following a decrease in the carrying value of deferred tax assets.

Total dividends per share are 9.0 eurocents (FY20: 9.0 eurocents), including a final dividend per share of 4.5 eurocents. The ex-dividend date for the final dividend is 24 June 2021 for ordinary shareholders, the record date is 25 June 2021 and the dividend is payable on 6 August 2021.

Vodafone Group Plc ⫶ FY21 Preliminary results

Geographic performance summary

					Other		Other	Common	Elimi-
FY21	Germany	Italy	UK	Spain	Europe	Vodacom	Markets	Functions	nations	Group
Total revenue (€m)	12,984	5,014	6,151	4,166	5,549	5,181	3,765	1,368	(369)	43,809
Service revenue (€m)	11,520	4,458	4,848	3,788	4,859	4,083	3,312	470	(197)	37,141
Adjusted EBITDA (€m)	5,634	1,597	1,367	1,044	1,760	1,873	1,228	(117)
Adjusted EBITDA margin (%)	43.4%	31.9%	22.2%	25.1%	31.7%	36.2%	32.6%	(8.6%)

FY21 Service revenue growth %	Q1	Q2	H1	Q3	Q4	H2	Total
Germany	25.4	6.9	15.4	1.0	1.2	1.1	7.7
Italy	(6.5)	(7.9)	(7.2)	(7.8)	(8.8)	(8.3)	(7.8)
UK	(3.2)	(0.8)	(2.0)	(5.1)	(4.4)	(4.7)	(3.4)
Spain	(6.9)	(1.8)	(4.4)	(0.9)	(2.2)	(1.5)	(3.0)
Other Europe	3.8	(1.9)	0.8	(4.0)	–	(2.0)	(0.6)
Vodacom	(11.9)	(12.3)	(12.1)	(9.1)	(1.2)	(5.3)	(8.7)
Other Markets	(18.9)	(15.1)	(17.0)	(9.5)	(6.1)	(7.8)	(12.8)
Group	1.3	(2.5)	(0.7)	(3.9)	(2.4)	(3.1)	(1.9)

FY21 Organic service revenue growth %*	Q1	Q2	H1	Q3	Q4	H2	Total
Germany	–	(0.1)	(0.1)	1.0	1.2	1.1	0.5
Italy	(6.5)	(8.0)	(7.2)	(7.8)	(7.8)	(7.8)	(7.5)
UK	(1.9)	(0.5)	(1.2)	(0.4)	(0.6)	(0.5)	(0.8)
Spain	(6.9)	(1.8)	(4.4)	(1.1)	(1.3)	(1.2)	(2.8)
Other Europe	(3.1)	(1.8)	(2.4)	(0.7)	(0.2)	(0.4)	(1.4)
Vodacom	1.5	3.2	2.3	3.3	7.3	5.3	3.9
Other Markets	9.1	9.0	9.0	12.3	13.1	12.7	10.8
Group	(1.3)	(0.4)	(0.8)	0.4	0.8	0.6	(0.1)

Vodafone Group Plc ⫶ FY21 Preliminary results

Germany ⫶ 31% of Group service revenue

	FY21	FY20	Reported	Organic

	€m	€m	change %	change %*
Total revenue	12,984	12,076	7.5
- Service revenue	11,520	10,696	7.7	0.5
- Other revenue	1,464	1,380
Adjusted EBITDA	5,634	5,077	11.0	1.8
Adjusted EBITDA margin	43.4%	42.0%

Reported total revenue increased by 7.5% to €13.0 billion, primarily reflecting the consolidation of the acquired Liberty Global assets for the full year.

On an organic basis, service revenue grew by 0.5%* (Q3: 1.0%*, Q4: 1.2%*), with growth across all customer segments in the second half of the year. Growth was supported by good customer and ARPU growth, a strong performance in Business fixed and higher variable usage revenue during the COVID-19 lockdown, offset by lower roaming, visitor and wholesale revenue. The year-on-year impact from the decline in roaming and visitor revenue was -1.0 percentage points (Q3: -1.0 percentage points, Q4: -0.5 percentage points). Retail service revenue grew by 1.1%* (Q3: 1.5%*, Q4: 1.8%*).

Fixed service revenue grew by 1.4%* (Q3: 1.4%*, Q4: 1.4%*). This was driven by customer base and ARPU growth, higher variable usage during the pandemic and growing demand for new services, such as cloud & security. Business fixed service revenue grew strongly by 9.8%* in FY21. We added 301,000 cable customers in the year, including 140,000 migrations from legacy broadband DSL. Almost half of our cable broadband customer base now subscribes to speeds of at least 250Mbps, and gigabit speeds are now available to 22.4 million households across our network. Our total broadband customer base increased by 161,000 to 10.9 million despite the majority of our retail stores being closed for four months during the year due to the COVID-19 pandemic, including during most of Q4.

Our TV customer base declined by 236,000 reflecting lower retail activity during the COVID-19 pandemic. During the year, we launched a harmonised portfolio across all homes in Germany, aligning our sales activities and brought Vodafone TV to the Unitymedia footprint. We also launched the ‘DAZN’ Pay-TV channel and our new Apple set-top box product during the year. The full benefit from these actions was not visible in our commercial results due to lockdown restrictions affecting retail activity. Our converged propositions, led by ‘GigaKombi’, allow customers to combine their mobile, landline, broadband and TV subscriptions for one monthly fee. Our converged customer base continued to grow, with 130,000 Consumer additions during the year. We now have over 1.6 million Consumer converged accounts.

Mobile service revenue declined by 0.7%* (Q3: 0.5%*, Q4: 0.9%*) mainly due to the reduction in roaming, visitor and wholesale revenue. Service revenue grew in the second half of the year, supported by higher variable usage and increased demand from business customers, particularly in the public and health sectors. We added 317,000 contract customers during the year, supported by the migration of 187,000 Unitymedia mobile customers onto our network. Contract churn improved by 0.8 percentage points year-on-year to 11.8%. We also added 437,000 prepaid customers, supported by our online-only proposition, ‘CallYa Digital’. We added a further 5.9 million IoT connections during the year, supported by a strong demand from SMEs.

In April 2021, we became the first operator in Europe to launch a standalone 5G network. This enables higher speeds, enhanced reliability and ultra-low latency, in addition to using 20% less energy on customers’ devices.

Adjusted EBITDA grew by 1.8%* as the benefit synergy delivery and ongoing cost efficiencies were partially offset by a -1.5 percentage point year-on-year impact from lower roaming and visitors, and lower wholesale revenue. The adjusted EBITDA margin was 0.4* percentage points higher year-on-year and was 43.4%.

We have continued to make good progress on integrating Unitymedia, with the rebranding, harmonisation of our internet & TV portfolio, and the organisational integration completed during the year. We are eight months ahead of plan with respect to our cost and capital expenditure synergy targets and remain on track to deliver the remaining synergies.

Vodafone Group Plc ⫶ FY21 Preliminary results

Italy ⫶ 12% of Group service revenue

	FY21	FY20	Reported	Organic

	€m	€m	change %	change %*
Total revenue	5,014	5,529	(9.3)
- Service revenue	4,458	4,833	(7.8)	(7.5)
- Other revenue	556	696
Adjusted EBITDA	1,597	2,068	(22.8)	(12.7)
Adjusted EBITDA margin	31.9%	37.4%

Reported total revenue decreased by 9.3% to €5.0 billion, driven by continued price competition in the mobile market, as well as lower roaming, visitor and equipment revenue.

On an organic basis, service revenue declined by 7.5%* (Q3: -7.8%*, Q4: -7.8%*). The year-on-year impact from the decline in roaming and visitor revenue was -2.1 percentage points (Q3: -1.9 percentage points, Q4: -1.2 percentage points).

Mobile service revenue declined 10.5%* (Q3: -10.7%*, Q4: -9.3%*) reflecting lower roaming and visitor revenue, a reduction in the active prepaid customer base year-on-year, which began to stabilise in Q4, and price competition in the value segment. Market mobile number portability (‘MNP’) volumes were approximately 20% lower year-on-year, reflecting retail lockdowns. Our second brand ‘ho.’ continued to grow, with 662,000 net additions during the year and now has 2.5 million customers. Quarterly net additions slowed in Q4, although returned to growth towards the end of the quarter. During the year, we signed mobile wholesale agreements with PostePay and Digi. We will start to migrate PostePay customers onto our network in the first quarter of FY22.

Fixed service revenue grew by 1.4%* (Q3: 1.1%*, Q4:-3.8%*) driven by 90,000 broadband customer additions. In total, we now have almost 3.0 million broadband customers. The quarter-on-quarter slowdown in Q4 service revenue trends reflected higher Business project revenue in the prior year. However, Business demand was strong overall, supported by our NPS leadership and now represents approximately 40% of fixed revenue. Our total Consumer converged customer base is now 1.2 million (39% of our broadband base), an increase of 105,000 during the year. Through our own next generation network and partnership with Open Fiber, our broadband services are now available to 8.4 million households. We also cover 3.4 million households with fixed-wireless access, offering speeds of up to 100Mbps.

Adjusted EBITDA declined by 12.7%* reflecting a -4.0 percentage point year-on-year impact from lower roaming and visitors, and lower service revenue, partially offset by continued good cost control. The adjusted EBITDA margin was 1.3* percentage points lower year-on-year and was 31.9%.

Vodafone Group Plc ⫶ FY21 Preliminary results

UK ⫶ 13% of Group service revenue

	FY21	FY20	Reported	Organic
	€m	€m	change %	change %*
Total revenue	6,151	6,484	(5.1)
- Service revenue	4,848	5,020	(3.4)	(0.8)
- Other revenue	1,303	1,464
Adjusted EBITDA	1,367	1,500	(8.9)	(7.3)
Adjusted EBITDA margin	22.2%	23.1%

Reported total revenue decreased by 5.1% to €6.2 billion, primarily due to the depreciation of the local currency versus the euro, and lower roaming, visitor and equipment revenue.

On an organic basis, service revenue decreased by 0.8%* (Q3: -0.4%*, Q4: -0.6%*) as good customer base growth and strong Business demand, was offset by lower roaming, visitor and incoming revenue. The year-on-year impact from the decline in roaming and visitor revenue was -2.4 percentage points (Q3: -2.3 percentage points, Q4: -1.5 percentage points).

Mobile service revenue declined 3.3%* (Q3: -3.6%*, Q4: -1.8%*), as lower roaming, visitor and incoming revenue offset good customer base growth. During the year, we maintained our good commercial momentum, supported by a significant shift in sales mix, with digital sales growing significantly to 39%. We also benefited from Business demand, strong iPhone sales, and improved customer loyalty. Contract churn improved 1.1 percentage point year-on-year to 13.0%. In total, we added 219,000 customers to our mobile contract base in FY21. Our digital sub-brand ‘VOXI’ also continued to grow strongly, with 176,000 customers added during the year, supported by the launch of new propositions.

Fixed service revenue grew by 5.6%* (Q3: 7.9%*, Q4: 2.2%*) and our commercial momentum remained strong with 192,000 net customer additions during the year. The quarter-on-quarter slowdown in Q4 was driven by the lapping of strong Business fixed performance in the prior year and lower wholesale revenue. In March, we launched Vodafone ‘Pro Broadband’ which combines fixed and mobile connectivity to provide ‘unbreakable’ connectivity. Pro Broadband customers also benefit from super Wi-Fi and dedicated customer support. We now have 911,000 broadband customers, of which 459,000 are converged. Business demand for our SME and corporate products remained strong, including productivity and security solutions.

Adjusted EBITDA decreased by 7.3%* reflecting the year-on-year impacts from lower roaming and visitors of -4.8 percentage points and a prior year one-off licence fee settlement of -4.6 percentage points. Excluding these, we continued to grow adjusted EBITDA, supported by strong cost control, with operating expenses 7.5% lower year-on-year. Our adjusted EBITDA margin was 1.1* percentage points lower year-on-year at 22.2%.

To support our continued investment in our networks, products and services, we announced that an annual price increase of Consumer Price Index plus 3.9% will be applied to all broadband and mobile contracts signed from 9 December 2020, taking effect from April 2021.

In March 2021, we acquired 40MHz of spectrum in the 3.6GHz band for next-generation 5G mobile services at a cost of €206 million. The new spectrum acquired will enable us to significantly expand 5G network capacity to meet the growing demand for fast, reliable, high-quality data services.

Vodafone Group Plc ⫶ FY21 Preliminary results

Spain ⫶ 10% of Group service revenue

	FY21	FY20	Reported	Organic
	€m	€m	change %	change %*
Total revenue	4,166	4,296	(3.0)
- Service revenue	3,788	3,904	(3.0)	(2.8)
- Other revenue	378	392
Adjusted EBITDA	1,044	1,009	3.5	3.4
Adjusted EBITDA margin	25.1%	23.5%

Reported total revenue decreased by 3.0% to €4.2 billion, primarily due to lower roaming and visitor revenue and other COVID-19 related impacts.

On an organic basis, service revenue declined by 2.8%* (Q3: -1.1%*, Q4: -1.3%*) reflecting price competition in the market and lower roaming and visitor revenue. The year-on-year impact from the decline in roaming and visitor revenue was -2.0 percentage points (Q3: -1.7 percentage points, Q4: -1.1 percentage points). The service revenue slowdown quarter-on-quarter mainly reflected a change in premium calling regulation.

In mobile, we are competing effectively across all segments, and grew our contract customer base by 70,000, despite the market remaining highly competitive following the easing of restrictions in the second half of the year and an increase in mobile number portability. Mobile contract churn decreased 1.0 percentage points year-on-year to 20.2% reflecting our continued focus on improving customer loyalty. Our second brand ‘Lowi’ added 236,000 customers during the year and now has a total base of 1.2 million.

Our broadband customer base increased by 21,000 despite our more-for-more pricing actions, and higher competitive intensity during the second half of the year. We added 109,000 customers to our NGN network as customers continued to transition to higher-speed plans. Our extensive library of movies and TV series, as well as our new ‘boxless’ TV app proposition, supported continued good customer growth in TV with 156,000 customers added during the year.

Adjusted EBITDA grew by 3.4%* and the adjusted EBITDA margin was 1.5* percentage points higher year-on-year at 25.1%. The growth in EBITDA reflects lower commercial and football content costs, and a 5.8% reduction in operating expenses, partially offset by a -5.7 percentage point year-on-year impact from lower roaming and visitors.

Vodafone Group Plc ⫶ FY21 Preliminary results

Other Europe ⫶ 13% of Group service revenue

	FY21	FY20	Reported	Organic
	€m	€m	change %	change %*
Total revenue	5,549	5,541	0.1
- Service revenue	4,859	4,890	(0.6)	(1.4)
- Other revenue	690	651
Adjusted EBITDA	1,760	1,738	1.3	(0.5)
Adjusted EBITDA margin	31.7%	31.4%

Total revenue increased by 0.1% to €5.5 billion, primarily reflecting the consolidation of the acquired Liberty Global assets in Central Eastern Europe for a full year, offset by lower roaming and visitor revenue and the disposal of Vodafone Malta in the prior year.

On an organic basis, service revenue declined by 1.4%* (Q3: -0.7%*, Q4: -0.2%*), as growth in Portugal, Czech Republic, and Hungary was offset by declines in Ireland, Greece and Romania. The decline in service revenue was driven by lower roaming and visitor revenue, lower prepaid top-ups (notably in Greece), and increased competition in some markets. The year-on-year impact from the decline in roaming and visitor revenue was -2.0 percentage points (Q3: -1.8 percentage points, Q4: -1.3 percentage points).

In Portugal, service revenue grew as mobile contract and fixed base growth was partially offset by lower roaming and visitor revenue. During the year, we added 62,000 mobile contract customers and 71,000 fixed broadband customers. Almost a third of our broadband customer base is converged.

In Ireland, service revenue declined reflecting lower roaming and visitor revenue and higher competitive intensity, partially offset by the successful launch of unlimited Consumer mobile data tariffs. During the year, our mobile contract customer base increased by 68,000 and mobile contract churn improved 0.6 percentage point year-on-year to 9.9%.

Service revenue in Greece declined, reflecting lower roaming, visitor and prepaid revenue and higher promotional intensity during the COVID-19 pandemic, partially offset by strong fixed demand, notably from business customers. Mobile contract churn improved 1.8 percentage point year-on-year to 9.3%.

Adjusted EBITDA declined by 0.5%*, including a -4.4 percentage point year-on-year impact from lower roaming and visitors. The adjusted EBITDA margin increased by 0.2* percentage points and was 31.7%.

We have continued to make good progress on integrating the assets acquired from Liberty Global in Central Eastern Europe and we remain on track to deliver our targeted synergies.

Vodafone Group Plc ⫶ FY21 Preliminary results

Vodacom ⫶ 11% of Group service revenue

	FY21	FY20	Reported	Organic
	€m	€m	change %	change %*
Total revenue	5,181	5,531	(6.3)
- Service revenue	4,083	4,470	(8.7)	3.9
- Other revenue	1,098	1,061
Adjusted EBITDA	1,873	2,088	(10.3)	2.9
Adjusted EBITDA margin	36.2%	37.8%

Reported total revenue decreased by 6.3% to €5.2 billion and reported adjusted EBITDA decreased by 10.3%, primarily due to the depreciation of the local currencies versus the euro.

On an organic basis, Vodacom’s total service revenue grew 3.9%* (Q3: 3.3%*, Q4: 7.3%*) as good growth in South Africa was partially offset by revenue pressure in Vodacom’s international operations due to macroeconomic pressure and the zero-rating of person-to-person M-Pesa transfers for most of the year. The quarter-on-quarter improvement in growth in Q4 reflected stronger growth in South Africa and an acceleration in Vodacom’s international markets as M-Pesa service fees normalised across all markets from January 2021.

In South Africa, service revenue growth achieved a 10-year high, as the business benefited from higher demand for voice, data and financial services, and an increase in consumer discretionary spend as a result of government measures and social grants during the COVID-19 pandemic. We added 133,000 contract customers, supported by strong growth in Business connectivity as remote working and mobile broadband demand increased. We also added 2.5 million prepaid customers supported by our successful ‘Shake-off’ summer campaign and new behavioural loyalty programme launched during the second half of the year. Data traffic increased by c.60% year-on-year, and 45% of our customer base is now using data services. Our ‘ConnectU’ platform continues to promote digital inclusion via zero-rated access to a wide range of websites, including job portals and online learning platforms, with total unique users reaching 15.5 million at year end. Financial Services customers in South Africa increased by 15.4% to 13.3 million, reflecting our strong execution and the ongoing expansion of our service offerings. In January 2021, we announced an expanded wholesale agreement with Cell-C for its mobile contract and mobile broadband customers to roam on our network.

In Vodacom’s international markets, service revenue slightly declined, reflecting economic pressure, the disruption to our commercial activities during the COVID-19 pandemic, the zero-rating of person-to-person M-Pesa transfers in DRC, Mozambique, and Lesotho, and the impact of service barring in Tanzania due to biometric registration compliance. There was a significant improvement in trends in the second half of the year, driven by the reinstatement of person-to-person M-Pesa transfer fees across all markets and improved commercial momentum. Digital adoption across Vodacom’s international markets accelerated. M-Pesa transaction value increased by 28.4%, while M-Pesa revenue as a share of total service revenue increased by 1.6 percentage points to 20.9%, and 52% of our customer base is now using data services.

Vodacom’s adjusted EBITDA increased by 2.9%* as growth in South Africa was partially offset by revenue pressure in Vodacom’s international operations, notably in the first half of the year. The adjusted EBITDA margin was 1.3* percentage points lower year-on-year, partly driven by 5G roaming investment in South Africa. The adjusted EBITDA margin was 36.2%.

Vodafone Group Plc ⫶ FY21 Preliminary results

Other Markets ⫶ 9% of Group service revenue

	FY21	FY20	Reported	Organic
	€m	€m	change %	change %*
Total revenue	3,765	4,386	(14.2)
- Service revenue	3,312	3,796	(12.8)	10.8
- Other revenue	453	590
Adjusted EBITDA	1,228	1,400	(12.3)	8.5
Adjusted EBITDA margin	32.6%	31.9%

Reported total revenue decreased by 14.2% to €3.8 billion, primarily due to the depreciation of the local currencies versus the euro and the disposal of Vodafone New Zealand in the prior year.

On an organic basis, service revenue increased by 10.8%* (Q3: 12.3%*, Q4: 13.1%*), driven by customer base growth and increased demand for data across our markets. The year-on-year impact from the decline in roaming and visitor revenue was -1.5 percentage points (Q3: -1.0 percentage points, Q4: -0.5 percentage points).

Service revenue in Turkey grew ahead of inflation, reflecting strong customer contract ARPU growth and increased demand for mobile data and fixed broadband. Mobile contract customer additions were 1.1 million during the year – the highest amongst any of our markets – supported by migrations from prepaid customers. Contract churn improved by 3.3 percentage points year-on-year to 19.3%.

Service revenue in Egypt also grew ahead of inflation, supported by customer base growth and increased data usage, partially offset by lower roaming and visitor revenue. During the year, we added 402,000 mobile contract customers and 1.1 million prepaid mobile customers. Mobile contract churn in Egypt was the lowest in the entire Group at 6.5%.

Adjusted EBITDA increased by 8.5%* and the adjusted EBITDA margin decreased by 0.7* percentage points. This reflected strong revenue growth and operating efficiencies in Turkey, offset by the lapping of a prior year settlement and the impact of the temporary zero-rating of e-money transaction fees in Egypt. The adjusted EBITDA margin was 32.6%.

In November 2020, we announced that Vodafone Egypt had acquired 40MHz of 2.6Ghz spectrum, with a 10-year licence through to 2030. The spectrum will enable us to significantly expand network capacity to meet growing demand for reliable, high quality voice and data services.

In December 2020, we announced that discussions with Saudi Telecom Company in relation to the sale of Vodafone’s 55% shareholding in Vodafone Egypt had been terminated. Vodafone Egypt has a strong market position in an attractive market and generates a strong return on capital employed, in excess of its local cost of capital. We are committed to retaining our presence in Egypt.

Vodafone Group Plc ⫶ FY21 Preliminary results

Associates and joint ventures

	FY21	FY20
	€m	€m
VodafoneZiggo Group Holding B.V.	(232)	(64)
Indus Towers Limited	274	19
Safaricom Limited	217	247
Vodafone Idea Limited	–	(2,546)
Other	83	(161)
Share of results of equity accounted associates and joint ventures	342	(2,505)

VodafoneZiggo Joint Venture (Netherlands)

The results of VodafoneZiggo (in which Vodafone owns a 50% stake) are reported here under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting.

Total revenue grew 1.6% (Q3: 0.5%, Q4: 1.8%) to €4.0 billion. This reflected mobile contract customer base growth and strong Business fixed demand, partly offset by lower roaming, visitor and handset revenue.

During the year, VodafoneZiggo added 262,000 mobile contract customers, supported by the successful ‘Runners’ campaign and higher demand from businesses. Strong Business fixed performance was supported by an increase in the customer base, as well as higher demand for unified communications and remote-working solutions. The number of converged households increased by 81,000, with 44% of broadband customers and 71% of all B2C mobile customers now converged, delivering significant NPS and churn benefits. VodafoneZiggo was the first operator to launch a nationwide 5G network in the Netherlands and also completed its analogue TV switch-off during April 2021. VodafoneZiggo now offers 1 gigabit speeds to more than 3.1 million homes and is on track to provide nationwide coverage in 2022.

During the year, Vodafone received €209 million in dividends from the joint venture, as well as €43 million in interest payments. The joint venture also drew down an additional €104 million shareholder loan from Vodafone to fund spectrum licences acquired in July 2020.

Indus Towers Associate (India)

In November 2020, we announced that that the merger of Indus Towers Limited (‘Indus Towers’) and Bharti Infratel Limited (‘Bharti Infratel’) had completed. The merged company is listed on the National Stock Exchange of India and the Bombay Stock Exchange and was renamed Indus Towers Limited following the merger. Vodafone was issued with 757.8 million shares in the merged company in exchange for its 42% shareholding in Indus Towers and this is equivalent to a 28.1% shareholding in the combined company.

Indus Towers is classified as held for sale at 31 March 2021 in the consolidated statement of financial position. The Group’s interest in Indus Towers has been provided as security against certain bank borrowings secured against Indian assets and partly to the pledges provided to the new Indus Towers entity under the terms of the merger between erstwhile Indus Towers and Bharti Infratel.

Safaricom Associate (Kenya)

Safaricom service revenue declined by 0.3%* (Q3: 1.6%*, Q4: 6.4%*) due to depressed economic activity and the zero-rating of some M-Pesa services in the first half of the year. The quarter-on-quarter improvement in Q4 was driven by an increase in M-Pesa revenue as service fees normalised and higher demand for fixed broadband.

Vodafone Group Plc ⫶ FY21 Preliminary results

Vodafone Idea Limited Joint Venture (India)

In October 2019, the Indian Supreme Court gave its judgement in the Union of India v Association of Unified Telecom Service Providers of India case regarding the interpretation of adjusted gross revenue (‘AGR’), a concept used in the calculation of certain regulatory fees. Vodafone Idea was liable for very substantial demands made by the Department of Telecommunications (‘DoT’) in relation to these fees. Based on submissions of the DoT in the Supreme Court proceedings (which the Group is unable to confirm as to their accuracy), Vodafone Idea reported a total estimated liability of INR 654 billion (€7.6 billion) excluding repayments and including interest, penalty and interest on penalty up to 30 June 2020. On 17 February, 20 February, 16 March and 16 July 2020, Vodafone Idea made payments totalling INR 78.5 billion (€0.9 billion) to the DoT. In September 2020, the Supreme Court of India directed that telecom operators make payment of 10% of the total dues by 31 March 2021 and thereafter repay the balance, along with 8% interest, in 10 annual instalments.

Vodafone Idea Limited (‘Vodafone Idea’) recorded losses for each of the six month periods ended 30 September 2019, 31 March 2020 and 30 September 2020, respectively. For the six months ended 30 September 2019, the Group recognised its share of estimated Vodafone Idea losses arising from both its operating activities and those in relation to the AGR judgement. The Group has no obligation to fund Vodafone Idea, consequently the Group’s recognised share of losses in the six months ended 30 September 2019 was limited to the remaining carrying value of Vodafone Idea which was therefore reduced to €nil at 30 September 2019; no further losses have been recognised by the Group.

As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea pursuant to the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by Vodafone Idea before any amount becomes due from or owed to the Group. Any future payments by the Group to Vodafone Idea as a result of this agreement would only be made after satisfaction of this and other contractual conditions. The Group’s potential exposure under this mechanism is now capped at INR 64 billion (€747 million). See Note 3 ‘Commitments, contingent liabilities and legal proceedings’ in the unaudited condensed consolidated financial statements for further information.

Vodafone Hutchison Australia / TPG Telecom Limited Joint Venture (Australia)

In July 2020, Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) completed their merger to establish a fully integrated telecommunications operator in Australia. The merged entity was admitted to the Australian Securities Exchange (‘ASX’) on 30 June 2020 and is known as TPG Telecom Limited. Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05% in the merged unit.

Vodafone Group Plc ⫶ FY21 Preliminary results

Net financing costs

	FY21	FY20	Reported
	€m	€m	change %
Investment income	330	248
Financing costs	(1,027)	(3,549)
Net financing costs	(697)	(3,301)	78.9
Adjustments for:
Mark-to-market (gains)/losses	(1,091)	1,128
Foreign exchange losses	23	205
Adjusted net financing costs[1]	(1,765)	(1,968)	10.3

Note:

1.	Adjusted net financing costs is a Non-GAAP measure. Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses The FY20 adjusted net financing costs has been aligned to the FY21 presentation which no longer excludes lease interest. This increased adjusted net financing costs for FY20 by €330 million.

Net financing costs decreased by €2.6 billion, primarily due to mark-to-market gains of €1.1 billion (compared to losses of €1.1 billion in FY20). This was driven by a higher share price, causing a gain on options held relating to €3.8 billion of mandatory convertible bonds. Adjusted net financing costs decreased reflecting net favourable interest movements on borrowings in relation to foreign operations.

Taxation

	FY21	FY20	Change
	%	%	pps
Effective tax rate	87.8%	157.2%	(69.4)

The Group’s effective tax rate for the year ended 31 March 2021 was 87.8%.

The Group’s effective tax rate for both years includes the following items: a €2,827 million charge (2020: €346 million credit) for the utilisation of losses in Luxembourg which arises from an increase (2020: decrease) in the valuation of investments based upon local GAAP financial statements and tax returns. The increase in the current year was principally driven by increases in the value of our operating businesses, listed associates and joint ventures. These items change the total losses we have available for future use against our profits in Luxembourg and neither item affects the amount of tax we pay in other countries.

The Group’s effective tax rate for the year ended 31 March 2020 included a reduction in our deferred tax assets in Luxembourg of €881 million following a reduction in the Luxembourg corporate tax rate.

Vodafone Group Plc ⫶ FY21 Preliminary results

Earnings per share

					Reported
	FY21		FY20		change
	eurocents		eurocents		eurocents
Basic earnings/(loss) per share	0.38	c	(3.13	)c	3.51c

Basic earnings per share was 0.38 eurocents, compared to a loss per share of 3.13 eurocents for the year ended 31 March 2020.

Cash flow and funding

Analysis of cash flow

	FY21	FY20	Reported
	€m	€m	change %
Inflow from operating activities	17,215	17,379	(0.9)
Outflow from investing activities	(9,262)	(8,088)	(14.5)
Outflow from financing activities	(15,196)	(9,352)	(62.5)

Cash inflow from operating activities decreased by 0.9% to €17.2 billion (FY20: €17.4 billion) due to an increase in the net working capital outflow compared to the prior year. Working capital movements in FY21 include a €0.3 billion inflow from handset purchases and the associated sale of customer receivables.

Outflow from investing activities primarily increased by 14.5% to €9.3 billion (FY20: €8.1 billion) due to lower inflows from disposals of subsidiaries and disposals of short term investments, increased investment in network performance during the pandemic, partially offset by reduced outflows on purchases of subsidiaries and associates.

Acquisitions and disposals in the current year included proceeds from the Vantage Towers public offering of €2.0 billion, partially offset by payments to purchase shares from KDG minorities of €1.5 billion. The prior year included €2.0 billion received on completion of the sale of Vodafone New Zealand on 31 July 2019, together with €2.1 billion received on completion of the sale of Italian tower assets on 31 March 2020. It also included €10.3 billion paid on completion of the acquisition of the Liberty Global assets on 31 July 2019 and acquired net borrowings, derivatives and cash and cash equivalents of €8.2 billion

Outflows from financing activities increased by 62.5% to €15.2 billion (FY20: €9.4 billion) principally due to higher net outflows on borrowings. Inflows from transactions with non-controlling shareholders, mostly from the Vantage Towers public offering, were partially offset by payments to purchase shares from KDG minorities.

Borrowings and cash position

	FY21	FY20	Reported
	€m	€m	change %
Non-current borrowings	(59,272)	(62,949)
Current borrowings	(8,488)	(11,976)
Borrowings	(67,760)	(74,925)
Cash and cash equivalents	5,821	13,557
Borrowings less cash and cash equivalents	(61,939)	(61,368)	0.9

Borrowings principally includes bonds of €46,885 million (FY20: €49,412 million) and lease liabilities of €13,032 million (FY20: €12,118 million).

Reductions in borrowings are offset by movements in cash and cash equivalents and are principally driven by the early repayment of €3.4 billion of bonds due to mature up to 2024 and lower derivative collateral positions which impact both cash and short term borrowings.

Vodafone Group Plc ⫶ FY21 Preliminary results

Statement of financial position

The consolidated statement of financial position is set out on page 42. Details on the major movements of both our assets and liabilities in the year are set out below.

Assets

Goodwill and other intangible assets decreased by €0.5 billion between 31 March 2020 and 31 March 2021 to €53.5 billion. This reflects the amortisation of computer software, partially offset by software and purchased licence additions in the period.

Property, plant and equipment increased by €1.1 billion between 31 March 2020 and 31 March 2021 to €41.2 billion. This reflects additions in the period, partially offset by the depreciation charge.

Other non-current assets decreased by €9.2 billion between 31 March 2020 and 31 March 2021 to €32.0 billion, primarily due to a €5.5 billion decrease in derivative assets included in trade and other receivables, a €2.0 billion decrease in deferred tax assets and a €1.2 billion decrease in investments in associates and joint ventures, reflecting the reclassification of the Group’s interest in Indus Towers Limited as held for sale at 31 March 2021.

Current assets decreased by €6.2 billion between 31 March 2020 and 31 March 2021 to €27.0 billion, primarily due to a €7.7 billion decrease in cash and cash equivalents and a €0.8 billion decrease in trade and other receivables, partially offset by an increase of €2.1 billion in other investments.

Total equity and liabilities

Total equity decreased by €4.8 billion between 31 March 2020 and 31 March 2021 to €57.8 billion largely due to €2.4 billion of dividends paid to the Group’s shareholders, €0.4 billion of dividends paid to non-controlling interests and total comprehensive expense for the period of €3.6 billion, partially offset by an increase of €1.9 billion arising from transactions with non-controlling interests in subsidiaries.

Non-current liabilities decreased by €3.6 billion between 31 March 2020 and 31 March 2021 to €68.5 billion, primarily due to a €3.7 billion decrease in borrowings.

Current liabilities decreased by €4.7 billion between 31 March 2020 and 31 March 2021 to €28.7 billion, primarily due to a €3.5 billion decrease in borrowings, a €1.4 billion decrease in financial liabilities under put option arrangements, partially offset by an increase of €0.4 billion in trade and other payables.

Inflation

Inflation did not have a significant effect on the Group’s consolidated results of operations and financial condition during the year ended 31 March 2021

Vodafone Group Plc ⫶ FY21 Preliminary results

Funding facilities

The Group has undrawn committed facilities of €7.4 billion comprising euro and US dollar revolving credit facilities of €4.0 billion and US$4.0 billion (€3.4 billion) which mature in 2025 and 2026 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion and €8 billion respectively.

Post employment benefits

The €152 million net surplus of scheme assets over scheme liabilities at 31 March 2020 decreased by €605 million to a €453 million net deficit at 31 March 2021 arising from the Group’s obligations in respect of its defined benefit schemes. The next triennial actuarial valuation of the Vodafone Section and CWW Section of the Vodafone UK Group Pension Scheme will be as at 31 March 2022.

Dividends

Dividends will continue to be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days during the week prior to the payment of the dividend.

The Board is recommending total dividends per share of 9.0 eurocents for the year. This includes a final dividend of 4.5 eurocents compared to 4.5 eurocents in the prior year.

The ex-dividend date for the final dividend is 24 June 2021 for ordinary shareholders, the record date is 25 June 2021 and the dividend is payable on 6 August 2021. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

Vodafone Group Plc ⫶ FY21 Preliminary results

Other significant developments

Board changes

On 17 May 2021, Renee James notified Vodafone that she will not seek re-election as a Non-Executive Director at Vodafone's Annual General Meeting on 27 July 2021 having served on the Board for ten years. Renee was appointed as a Non-Executive Director on 1 January 2011 and is a member of Vodafone's Nominations and Governance and Remuneration Committees.

Acquisitions and disposals

IPO of Vantage Towers

Vantage Towers completed an initial public offering and the first day of trading on the Regulated Market of the Frankfurt Stock Exchange was 18 March 2021. The offer consisted solely of a secondary sell-down of existing shares held by Vodafone GmbH.

Indus Towers

On 26 November 2020, the Group announced that the merger of Indus Towers Limited and Bharti Infratel Limited had completed (together the ‘combined company’). The combined company is listed on the National Stock Exchange of India and the Bombay Stock Exchange and was renamed Indus Towers Limited following the merger.

Vodafone was issued with 757.8 million shares in the combined company in exchange for its 42% shareholding in Indus Towers which is equivalent to a 28.1% shareholding in the combined company.

Tower assets of Vodafone Greece

On 21 December 2020, the Group announced that it had completed the combination of the tower infrastructure assets of Vodafone Greece with those of Wind Hellas Telecommunications SA (‘Wind Hellas’). The combined entity (‘Vantage Towers Greece’) is the largest tower infrastructure company in Greece.

The agreement included a call option for Vantage Towers A.G. to acquire the remaining 38% of Vantage Towers Greece from Crystal Almond for €288 million in cash which was exercised and the transaction is complete.

Cornerstone Telecommunications Limited (‘CTIL’)

On 11 January 2021, the Group’s UK subsidiary, Vodafone Limited (‘Vodafone UK’) and Telefonica UK Limited (‘TEF UK’) announced the commercialisation of CTIL, the 50:50 owned joint venture company that owns and manages their passive tower infrastructure in the United Kingdom.

Vodafone UK and TEF UK have each entered into long-term Master Services Agreements with CTIL, which have initial terms of 8 years from 1 January 2021, with three 8-year renewal periods and which establishes Cornerstone as a preferred supplier of new sites for both operators.

Vodafone transferred its 50% shareholding in CTIL to Vantage Towers A.G.

Vodafone Egypt

The Group signed a Memorandum of Understanding (‘MoU’) with Saudi Telecom Company (‘stc’) in January 2020 to pursue the sale of the Group’s 55% equity holding in Vodafone Egypt Telecommunications S.A.E. (‘Vodafone Egypt’) for cash consideration of US$2.4 billion (€2.2 billion).

On 21 December 2020, the Group announced that its discussions with stc had been terminated.

Vodafone Group Plc ⫶ FY21 Preliminary results

Regulation

Introduction

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional level and in the European Union (‘EU’), in which we had significant interests during the year ended 31 March 2021. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

The new European Electronic Communications Code (‘Code’) has updated the telecoms regulatory framework in Europe. The Code was required to be implemented by Member States in Europe by December 2020. In February 2021, the European Commission (‘EC’) started infringement procedures against the 24 Member States that did not meet the deadline including Czech Republic, Germany, Ireland, Italy, Netherlands, Portugal, Romania, and Spain. The Code has been transposed and is in force in Hungary and Greece.

In November 2020, the EC tabled the first legislative initiative under the EU Data Strategy and the Data Governance Act, which intended to facilitate sharing and reuse of public sector data by increasing trust, reducing barriers to data sharing and increasing citizen control. In December 2020, the EC published the Digital Services Act package, comprising a Digital Services Act and Digital Markets Act, intended to reshape the regulatory environment for digital services in Europe regarding security, fairness and competition.

In December 2020, the EC published two legal acts mandated under the European Electronic Communications Code: (1) EC’s Recommendation on relevant markets to identify those product and service markets in which ex ante regulation may be justified; (2) the Delegated Act setting a single maximum Union-wide mobile voice termination rate and a single maximum Union-wide fixed voice termination rate applicable to any provider of fixed and mobile termination services across the Union in the next five years.

In February 2021, the EC proposed the prolongation of the Roaming Regulation for 10 years in order to ensure the continuation of Roam-Like-at-Home. The EC proposes to reduce the wholesale caps for all services (data, voice and SMS) and bring new measures on transparency, quality of service and access to emergency communications.

In March 2021, the EC published a “Connectivity Toolbox”, which is a joint deliverable of Member States and the EC containing best practices on network cost reduction, spectrum authorisation for 5G, the environmental footprint and environmental impact assessment of networks as well as Electronic Magnetic Fields. The objective of this toolbox is to reduce the cost of broadband deployment in Europe for Network Operators while the EC is in the process of revising the Broadband Cost Reduction Directive.

In March 2021, the EC presented the 2030 Digital Decade Compass, setting the EU’s digital ambitions for the next decade, including two overarching targets for all European households to have gigabit connectivity by 2030, and for all populated areas to be covered by 5G. The EC proposes to publish a new Annual European Digital Decade report which will include ‘traffic lights’ on the EU’s and Member States’ progress towards the 2030 digital ambition.

Addressing the challenges posed by the COVID-19 pandemic, the Next Generation EU package is the Union’s means to support the recovery processes in EU Member States. The bulk of the proposed recovery measures will be powered by a new temporary recovery instrument worth €750 billion. A significant amount will be allocated towards digital and green initiatives, with a proposed minimum of 20% of the Recovery and Resilience Facility to be allocated to digital and 37% to green initiatives.

Vodafone Group Plc ⫶ FY21 Preliminary results

Germany

In May 2017, the national regulatory authority (‘BNetzA’) initiated the market review process for wholesale access at fixed locations in the markets for access to unbundled local loop (‘ULL’) and for virtual unbundled local access (‘VULA’) as well as for access to bitstream wholesale products. However, mainly due to the delay of the new German telecoms law implementing the Code, BNetzA has not yet published a draft regulatory order on possible remedies and the future of fibre access regulation. It is expected that BNetzA will publish the draft shortly after adoption of the telecoms law.

In September 2019, BNetzA published a draft decision regarding the fixed access market review that indicated that Deutsche Telekom has significant market power across all speeds, technologies and regions. Cable operators are not defined as being dominant.

As part of the process of implementing the Code, the German Parliament approved an abolishment of the right to bill TV services via ancillary costs in Multi Dwelling Units with a transition period for the existing footprint until June 2024. The law is expected to enter into force on December 2021.

Italy

In March 2017, the national regulatory authority (‘AGCOM’) imposed a minimum billing period of one month for fixed and convergent offers, effective by the end of June 2017. The operators appealed AGCOM’s resolution before the Administrative Court and the appeal was rejected in February 2018. Vodafone Italy filed an appeal before the Council of State and after the public hearing held in July 2020, the Council of State issued a Preliminary referral to the Court of Justice in order to assess if the NRA has the power to impose minimum and binding billing periods under EU law.

In January 2020, the national competition authority (‘AGCM’) ruled that Vodafone, TIM, Fastweb and WindTre would have coordinated their commercial strategies relating to the transition from four-week billing (28 days) to monthly billing, with the maintenance of a 8.6% price increase, in violation of art.101 of TFEU. Vodafone’s appeal on the Authority’s decision is pending before the Administrative Tribunal. The hearing will take place in May 2021.

The frequencies in the 2.1 GHz band are being renewed until 2029. The cost has already been defined and is different for the single advance payment or with annual instalments. For renewal, Vodafone Italy will have to pay €240m (single payment) by April 2021 or the first of eight annual instalments of €36m for a total amount of €276m. In the event of non-payment, the frequencies will expire in December 2021.

In April 2021, AGCOM started a public consultation on the co-investment commitments presented by TIM in January 2021 to verify the applicability of art. 76 of the Code.

United Kingdom

The national regulatory authority (‘Ofcom’) issued its Fixed Wholesale Telecoms Market statement setting regulation for consumer and business connectivity services until 2026. Ofcom are keen to encourage wider investment in fibre, with wholesale pricing anticipated to rise to fund this. While basic services will be subject to +CPI price caps, most other services will not be directly price-regulated, however equivalence and supply obligations will be retained in most UK areas.

In March 2021, Vodafone acquired 40MHz of 3.6GHz spectrum expiring in 2041 for £176 million. Vodafone’s total holdings in 3.4-3.6 GHz are 90 MHz. The assignment stage, which will determine the final location of the spectrum, is currently taking place and is expected to be completed in April.

Vodafone Group Plc ⫶ FY21 Preliminary results

Spain

Vodafone Spain has requested a three-year extension and modification of the commitments which ended in April 2020 in relation to the Movistar–DTS merger in 2015. Following Vodafone Spain’s extension request in February 2020, the national regulatory authority (‘CNMC’) rendered public its Resolution extending the term of most of the initial commitments for an additional period of three years, ensuring access to Movistar Estrenos and Movistar Series channels. The Resolution has eliminated the commitment that limited the terms in which Telefónica could acquire SVOD content, which has been appealed by Vodafone.

In May 2019, the Ministry of Economy and Enterprise launched a 5G public consultation on 700MHz, 1.5GHz and 26GHz spectrum bands. In December 2019, the Ministry launched a public consultation to modify the Spanish National Frequencies Plan relative to the 700MHz auction. The Ministry approved the final cap that will apply for the 700 MHz band, expected to be auctioned in Q1 FY2021. In December 2020 there was a public consultation on 700 MHz auction rules, which included stringent obligations related to price, coverage and wholesale access.

The Spanish Government approved a strategic digitalisation plan ‘España Digital 2025’. The plan contains 10 strategic pillars, including a €2.3 billion Connectivity Plan and a €2 billion 5G Boosting Plan for 2021-2025.

In November 2020, a public consultation on the new Audiovisual Act, intended to transpose the Audio-Visual Services Directive into national legislation, launched for comments and is expected to be approved in 2021.

In November 2020, CNMC published a public consultation on Market 3a and 3b review which is expected to be approved in Q1 FY2021. The proposal implies an increase in the number of deregulated municipalities and would reduce the period for closure of copper exchanges from five to two years.

In December 2020, the government approved a Royal Decree modifying the current Consumers Law, in which companies providing telephony customer care services must offer an alternative number (mobile or landline) where the cost of a call must be equal to or less than the cost of a call to a standard geographic or mobile number.

Ireland

In April 2019, the national regulatory authority (‘ComReg’) published its final decision on Universal Service funding applications by eircom Ltd (‘eir’) for 2010 to 2015. ComReg found that the net cost of the USO did not represent an unfair burden on eir. Subsequently, eir have challenged this decision. The proceedings are ongoing, and Vodafone Ireland is a notice party to these proceedings.

In May 2019, ComReg initiated a review of the regulated Weighted Average Cost of Capital (WACC). In its draft decision notified to the EC in June 2020, ComReg proposed the regulated fixed WACC should fall from 8.18% to 5.61%. In line with the decrease of the WACC, the EC urged ComReg to update relevant fixed pricing decisions as soon as possible, to ensure that prices in the Irish wholesale markets reflect current market conditions. ComReg issued its decision on the WACC in October 2020 and decided to update WACC as part of an overall review of the Access Network Model. The final decision is expected in the second half of 2021.

In December 2020, ComReg published its decision on the Multi-Band Spectrum Auction. In late January 2021, Three Ireland (Hutchison) Ltd and Three Ireland Services (Hutchison) Ltd (collectively ‘Three’) lodged an appeal to the decision. The proceedings were given a hearing for June 2021.

ComReg and the Irish government have continued to extend the Temporary Spectrum Measures. The measures have extended for two further three-month periods until October 2021. As part of these measures the 2.1GHz licenses have been liberalised and there is a facility to apply for 2.6GHz spectrum for specific hotspots as required.

Vodafone Group Plc ⫶ FY21 Preliminary results

Portugal

In June 2019, Vodafone Portugal launched a court action against the national regulatory authority (‘ANACOM’) seeking the revocation of Dense Air’s spectrum licence under the ‘use it or lose it’ principle. In March 2020, Vodafone Portugal launched another court action against an ANACOM December 2019 decision which amends – instead of revoking – Dense Air’s spectrum license. On November 2020, Vodafone Portugal brought a precautionary proceeding against ANACOM regarding the restrictive impact in the 5G auction of maintaining Dense Air’s spectrum licence. Legal proceedings are ongoing.

In February 2020, the Portuguese Government put forward a Resolution setting out its 5G Strategy. Following this, ANACOM launched a public consultation on the 5G Auction Regulation and in November 2020 ANACOM published its final decision. Vodafone submitted a court action against ANACOM in relation to discriminatory measures between new entrants and current MNOs, which is pending decision. In the meantime, the auction, which began in December 2020, is ongoing.

In July 2020, the national competition authority (‘AdC’) sent Vodafone Portugal and three other national operators a statement of objections (‘SO’) alleging that operators may have formed a cartel to limit competition in telecoms services advertising via the Google search engine. In October 2020, Vodafone Portugal responded to the SO and proceedings are ongoing. Vodafone has also filed motions and appeals with different authorities regarding procedural irregularities and invalidity of evidence collected during the December 2018 raid at Vodafone Portugal´s premises. In December 2020, a Court decision declared email evidence collected at Vodafone Portugal´s premises to be inadmissible.

Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012-2014 extraordinary compensation of Universal Service net costs.

In March 2021, ANACOM decided on the annual review of prices applicable to circuits connecting the mainland and the autonomous regions of Azores and Madeira (CAM circuits) and the various islands in Azores (inter-island circuits) which are managed by the operator with significant market power and subject to cost-orientation. Prices applicable to traditional/non-Ethernet circuits and inter-islands circuits were maintained, whereas prices applicable to CAM Ethernet circuits were lowered by 10%. New prices apply retroactively as of October 2020.

Romania

In August 2020, the Government initiated the 5G Security Draft Law following the administrative approval process; however, the final parliamentary process has not yet been finalised. The 5G spectrum auction is delayed until the second of half of 2021.

In October 2020, following a review of the wholesale markets for fixed access, the national regulatory authority (‘ANCOM’) decided to maintain its previous decision regarding market competitiveness, therefore markets 3a and 3b continue to be free of significant market power-based remedies.

In November 2020, fixed termination rates decreased by 30% to €0.098 cents/min.

Vodafone Group Plc ⫶ FY21 Preliminary results

Greece

Forthnet has filed a complaint with the Administrative Court requesting the annulment of the Vectoring/FTTH allocation decisions. The hearing date has been postponed to November 2021.

In December 2020, Vodafone Greece acquired 2x10 MHz of 700 MHz, 2x20 MHz of 2.1GHz, 140 MHz of 3.5 GHz, and 400 MHz of 26 GHz in the recent auction for €130m. The spectrum acquired has a 15-year duration to 2035, with the option of a further five-year extension.

Following the publication of the 5G Auction Tender document, a petition by Greek residents for its annulment, as well as for any future administrative acts, was filed before the Council of the State on the grounds it infringed environmental protection provisions. The hearing date is set for May 2021.

The national regulatory authority’s (‘EETT’) decision in relation to Wind’s complaint against Vodafone Greece and Cosmote alleging abuse of dominance in relation to calls to mobile networks in Albania is pending.

Vodafone Greece appealed EETT’s decision on the MVNO access dispute resolution between Vodafone and Forthnet. The hearing of the case is pending.

In June 2020, the BU-LRIC + model for access services to the local loop/sub-loop, virtual products including FTTC/H and related services took effect.

The development of a margin squeeze test model based on non-discrimination obligation for OTE’s retail plans is currently in progress. The public consultation for the model’s main principles and methodology was completed in November 2019 and the public consultation was completed in March 2021. Vodafone Greece has requested a second short-term consultation before the final decision is notified to EC.

Czech Republic

Following statement of objections sent by EC in August 2019 to O2 Czech Republic, CETIN and T-Mobile Czech Republic for their network sharing agreement, the Commission‘s investigation continued in 2020.

In April 2020, the 900MHz band was reshuffled to provide one contiguous block to each 900MHz holder.

In August 2020 and September 2020, Vodafone appealed against the terms of the 5G spectrum auction to both the CTU Council and the administrative court respectively; and both were dismissed. In March 2021, the Supreme Administrative Court dismissed Vodafone’s appeal. Vodafone filed a complaint to the EC after the auction was completed, arguing that the auction terms set by the CTU infringed EU law. The case is pending.

In November 2020, the CTU ruled to uphold the mobile termination rate at CZK 0.248/0.95 eurocent set by November 2020.

In January 2021, Vodafone acquired 2x10MHz of 700MHz and 20 MHz (TDD) of 3.4-3.6 GHz for CZK 1.568bn. Refarming of 3.4-3.8GHz spectrum should take place in Q1 FY2021-22 to provide contiguous spectrum to each spectrum holder in this band.

Hungary

In January 2021, the national regulatory authority (‘NMHH’) published its market analysis decision for wholesale voice call termination on individual mobile networks. Each mobile network operator and mobile virtual network operator in Hungary is found to have significant market power. Magyar Telekom requested a review of the decision in court which is ongoing.

In March 2020, Vodafone Hungary acquired 2x10 MHz of 700MHz spectrum and 2x5 MHz of 2.1GHz spectrum and 1x50MHz of 3.6GHz spectrum for €108.02 million. In January 2021, Vodafone Hungary acquired 2x9 MHz of 900 MHz and 2x20 MHz of 1800 MHz for €131.8 million. The spectrum has a 15-year duration to 2037, with the option of a further five-year extension.

The Economic Competition Office investigation into the network and spectrum sharing and possible collusion in the previous spectrum tender by Magyar Telekom and Telenor is ongoing.

Vodafone Group Plc ⫶ FY21 Preliminary results

Albania

In April 2020, the national regulatory authority (‘AKEP’) issued its final decision on the market analysis of the wholesale mobile market for access and origination, whereby it states that the three criteria test is not met and therefore no operator has significant market power and consequently no regulatory obligations are imposed.

In June 2020, AKEP issued its final decision on national and international mobile termination rates (‘MTRs’). The National MTRs will remain unchanged at 1.11 ALL/min. In November 2020, AKEP issued a public consultation on its intention to develop its own cost model to ensure that MTRs reflect Albanian market conditions and characteristics accurately, and to set an appropriate glide path for the application of the target rates.

In July 2020, Vodafone Albania implemented the new regulated roaming tariffs for Western Balkan six. The new tariffs declined as per the glide path set by the national regulatory authority (‘AKEP’), following the April 2019 agreement between the governments of Serbia, Montenegro, North Macedonia, Bosnia & Herzegovina, Albania & Kosovo to abolish roaming charges between their countries.

In December 2020, Vodafone Albania’s acquisition of Abcom sh.p.k was approved by AKEP and the National Competition Authority.

The 5G auction for the 3.5 GHz band has been pushed back to the second half of 2021. The 700MHz band is currently allocated to Digital Terrestrial TV and planned to be released in 2022.

Vodacom: South Africa

In March 2021, the national regulatory authority (‘ICASA’) published a findings document on its market inquiry into mobile broadband services. ICASA found insufficient competition and designated Vodacom as a significant market power in several relevant markets at wholesale (site access, national roaming) and retail levels, proposing remedies primarily at the wholesale level. ICASA also published the Draft Regulations for comment and public hearings.

In October 2020, ICASA issued an Invitation to Apply (‘ITA’) notice on the licensing process for international mobile telecommunications in respect of the provision of mobile broadband wireless access services for urban and rural areas. Using the complimentary bands, IMT700, IMT800, IMT2600 and IMT3500 with applications closing in December 2020. ICASA also issued a composite ITA for an individual electronic communications network service license and radio frequency spectrum license for the wireless open access network with a closing date of March 2021.

In March 2021, an interdict following applications by Telkom and MTN was granted against the ITA process pending the finalisation of the review proceedings set for July 2021 relating to the ITA.

As part of the COVID-19 response measures, Vodacom received a temporary assignment of 160MHz spectrum until May 2021.

On 31 March 2021, ICASA published Final Equity Ownership Regulations, which promotes equity ownership by historically disadvantaged groups (HDGs) and B-BBEE. Key requirements include licensees being required to have a minimum of 30% of its ownership equity held by black people (determined using “the flow though” principle of the ICT Sector Code) and must have a minimum B-BBEE contributor status of Level 4. Licensees will be required to provide a compliance report to ICASA annually.

In December 2019, the Competition Commission published the Final Report on the Data Services Market Inquiry. Following this, Vodacom and the Competition Commission concluded a consent agreement in March 2020, implemented during this financial year, on mutually accepted solutions aimed at addressing the concerns raised in the Final Report.

Vodafone Group Plc ⫶ FY21 Preliminary results

Vodacom: Democratic Republic of the Congo

In August 2018, the Customs Authority issued a draft infringement report assessing that there were unpaid duties for alleged smuggled devices bought by Vodacom DRC amounted to US $44 million, to which Vodacom DRC objected. In May 2019, Vodacom DRC filed an administrative appeal at the Council of State, which is yet to be heard.

The national regulatory authority (‘ARPTC’) assigned temporary spectrum (2x2 MHz of 900 MHz and 2x5 MHz 2.1 GHz) until August 2020. This temporary licence was extended until February 2021 and has been returned on this date. The Central Bank issued temporary measures on free person to person (‘P2P’) mobile money transaction fees until December 2020, which have since lapsed.

In April 2020, a new decree introduced a Central Equipment Register System (‘CEIR’) and handset certification fees. In November 2020, Vodacom DRC was fined US $2.5 million by way of a Ministerial Decree for alleged shortcomings in its cooperation and implementation of charging mechanisms related to the CEIR system. Assessment of the Ministerial Decree indicated that its issuance was not in accordance with applicable laws and procedures and Vodacom appealed the fine and sought interim suspension of the decree. A decision on the petition for interim suspension and its respective implementation measure was to be issued by December 2020; however, this has been delayed to date due to COVID-19.

In January 2021, Vodacom DRC received notice by the Minister of Communications, stating that a December 2020 investigation found non-compliant SIM cards without providing further details. Vodacom DRC sent a letter requesting further information on the details of the investigation. While awaiting a response to its letter in February 2021, Vodacom DRC was fined US $3.65 million by way of a Ministerial Decree for alleged non-compliance. Vodacom DRC initiated legal action and appealed for a stay of the execution of the fine for the duration of the appeal, which was granted.

Vodacom: Tanzania

In February 2020, the national regulatory authority (‘TCRA’) issued new SIM Card Registration Regulations to formalise the ‘biometric only’ SIM registration requirement and restrict ownership of the number of SIMs by customers. Vodacom Tanzania is participating in TCRA’s process on intended barring of non-compliant SIMs, whereby a final deadline is still to be set.

In February 2021, TCRA issued a letter stating that Vodacom Tanzania has been found non-compliant with QoS regulations and imposed a fine of US $3.5 million. However, instead of payment of this fine, Vodacom Tanzania entered a binding commitment to invest the equivalent value into its network.

In February 2021, TCRA issued new Rules on Bundle Tariffs, Promotions and Special Offers and a Directive on a minimum data price floor to be implemented by April 2021. Vodacom and all operators complied with the request.

Vodacom: Mozambique

The Communications Regulator assigned temporary spectrum (2x5 MHz of 800 band), which remains in force whilst the “State of Calamity” related to Covid-19 continues.

Vodafone Group Plc ⫶ FY21 Preliminary results

Vodacom: Lesotho

In December 2019, the Lesotho Communications Authority (‘LCA’) issued a notice of enforcement against Vodacom Lesotho premised on its view that the company’s statutory external auditors were not independent, as required by the Companies Act. In September 2020, the LCA issued a penalty of M 134 million against Vodacom Lesotho. Despite Vodacom Lesotho reserving its rights for appeal within the statuary timeframe, in October 2020, the LCA issued a notice of revocation of the operating licence of Vodacom Lesotho for failure to pay a penalty of R134 million. Thirty percent of this fine was determined by the LCA to be payable in October 2020 and the balance was suspended for a period of five years, on the condition that Vodacom Lesotho is not found guilty for breach of any of its regulatory obligations in the future. Vodacom Lesotho has launched an application in the Lesotho High Court to have both determinations of the LCA imposing the fine and revoking its operating licence, respectively, reviewed and set aside. The Lesotho High Court has, in the meantime, issued an order interdicting the LCA from, inter alia, enforcing the payment of the said fine and revoking Vodacom Lesotho’s operating licence. The Lesotho High Court heard the matter in December 2020, and Vodacom Lesotho is awaiting judgement.

Turkey

In December 2019, the national regulatory authority (‘ICTA’) approved and published its Fixed Broadband Wholesale Market Analysis, stating that Vodafone Turkey will have access to Türk Telekom fibre at different network levels based on regulated terms and fees and retail tariffs will be subject to an ex-ante margin squeeze test. In February 2021, ICTA published the rules and procedures for this test.

ICTA’s proposed action to broaden the scope of the 3G coverage to include new metropolitan areas was suspended by the Council of State motion, as Vodafone Turkey appealed to the administrative court. In April 2019, the Council of State accepted the case and annulled the ICTA decision. As of March 2021, Plenary Session of Administrative Law Divisions rejected ICTA’s requests and finalised the judgment in favour of Vodafone Turkey.

In August 2019, Vodafone Turkey received the payment order for the administrative penalty of TL 138 million due to the breach of pre-information obligations as per the District Sales Regulation & Consumer Law on Value Added Services. In September 2019, the Administrative Court annulled the penalty, with the procedure of appeal pending. At the appellate phase, the State Council reversed the judgment against the competition. Engagement with the Ministry is ongoing, and a legislative proposal has been drafted for the Ministry’s previous and upcoming penalties to ensure a healthy investment environment.

Egypt

In September 2020, Vodafone Egypt submitted its proposal to acquire 40 MHz in response to the national regulatory authority (‘NTRA’) issuance of a bid for spectrum acquisition in the 2600 MHz band. In December 2020, Vodafone Egypt’s technical and financial proposal was accepted, and a new License Annex was signed between NTRA and Vodafone after payment of US $270 million and the remaining 50% to be paid over two years in two equal instalments.

In January 2020, Vodafone Group Plc (‘Vodafone’) concluded a MoU with Saudi Telecom Company (‘STC’) for the sale of Vodafone’s 55% shareholding in Vodafone Egypt to STC. In December 2020, Vodafone ended talks with STC.

Vodafone Group Plc ⫶ FY21 Preliminary results

Ghana

In January 2018, Vodafone Ghana paid 30% of the judgment debt into court (€4.8 million) in line with a Conditional Stay of Execution in relation to a High Court decision, affirmed by a panel of the Court of Appeal, on a parcel of land located at Afransi in the Central Region of Ghana. In May 2019, the Court of Appeal affirmed the High Court’s decision. An appeal is pending before the Supreme Court and another application which seeks to stop the plaintiff from enforcing the judgment was expected in April 2020. In July 2020, the Supreme Court granted Vodafone Ghana’s application to produce this new evidence as part of the documents to be relied on. The Plaintiff in December 2020 also filed for leave to produce new evidence at the trial. The Supreme Court heard this application in January 2021 and a date will be given by the Court for a mini trial of the matter to be conducted at the Supreme Court after which the Court will deliver its judgment.

In June 2020, the national regulatory authority (‘NRA’) declared MTN Ghana as a significant market power in Ghana. With immediate effect, several corrective market interventions were announced as follows: Asymmetric MTR Pricing, National Roaming, Price Floor/Ceiling as well as Technology Neutrality in the 1800MHz frequency band. While asymmetric pricing was implemented in October 2020 for a two-year period, national roaming and the other market interventions are still under discussion with a view to implementation in the first half of 2021.

In January 2020, Vodafone Ghana successfully renewed its 900MHz and 1800MHz licenses for 10 years, until 2029, pending payment of US25 million. Vodafone Ghana entered negotiations with the Ministry of Communications and Ministry of Finance to amend the terms of renewal in relation to increasing duration of license, payment terms, re-farming rights, and additional 800MHz spectrum, which continue.

The NRA assigned 2x5MHz of 800MHz frequency band on a temporary basis until June 2021 as part of Covid-19 measures.

The NRA has requested customer information from licensees as part of the Government’s tracking and tracing programme, which following an application was found by the High Court in June 2020 to be compliant with the emergency order. Information is still being provided to the government for this purpose.

Vodafone Group Plc ⫶ FY21 Preliminary results

Risk factors

The key factors and uncertainties that could have a significant effect on the Group’s financial performance, include the following:

Cyber threat and information security

An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data. Cyber threats could lead to major customer, financial, reputational and regulatory impacts.

Geo-political risk in supply chain

The Group’s operation is dependent on a wide range of global suppliers. Disruption to the Group’s supply chain could mean that the Group is unable to execute its strategic plans, resulting in increased cost, reduced choice and network quality.

Adverse political and regulatory measures

Adverse political and regulatory measures impacting the Group’s strategy could result in increased costs, create a competitive disadvantage or have negative impact on the Group’s return on capital employed.

Strategic transformation

Failure to execute the Group’s strategy, including organisational transformation and portfolio activity (such as integrations, mergers or separations) could result in loss of business value and additional cost.

Global economic disruption

A global economic crisis could result in reduced telco spend from businesses and consumers, as well as limit the Group’s access to financial markets and availability of liquidity, increasing the Group’s cost of capital and limiting debt financing options.

Technology failures

Network, system or platform outages resulting from internal or external events could lead to reduced customer satisfaction, reputational damage and/or regulatory penalties.

Market disruption

New telecoms entering the market could lead to significant price competition and lower margins.

Disintermediation and failure to innovate

Failure in product innovation or ineffective response to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

Legal and regulatory compliance

Failure to comply with laws and regulations could lead to a loss of trust, financial penalties and/or suspension of our licence to operate.

IT transformation

Failure to design and execute IT transformation of the Group’s legacy estate could lead to business loss, customer dissatisfaction or reputational exposure.

Key changes to our principal risks

The Adverse political and regulatory measures risk has reduced, as we continue to build relationships with governments and key stakeholders through our social contract. However, against the backdrop of COVID-19, we continue to monitor for any changes in tax regulation. The Technology failure risk has reduced as more of our markets achieve the set recovery targets. The Global economic disruption risk has reduced due to telecommunications proving resilient during the COVID-19 pandemic. We anticipate a similar trend for FY22. However, the full effect of this risk could be delayed, and the risk might increase over a longer time horizon. We have split the IT transformation risk from our Digital transformation risk.

We anticipate additional changes to risk exposure as we become a new generation connectivity and digital services provider for Europe & Africa. For this reason, we have expanded the Strategic transformation risk to include all portfolio related changes (integration, mergers, separations) including the transformation to our operating model. We have renamed the Disintermediation risk to include ‘failure to innovate’ to focus on our success to innovate as well as external disintermediation threats.

Vodafone Group Plc ⫶ FY21 Preliminary results

Watchlist risk

Our watchlist risk process enables us to monitor material risks to Vodafone Group which fall outside of our top 10 principal risks list. These include, but are not limited to:

EMF (Electromagnetic Field)

This risk can be broken down into three areas:

-	failure to comply with national legislation or international guidelines set by the International Commission on Non-Ionizing Radiation Protection (‘ICNIRP’) as it applies to EMF, or failure to meet policy requirements;

-	the risk arising from concerted campaigns or negative community sentiment towards location or installation of radio base stations, resulting in planning delays; and

-	changes in the radio technology we use or the body of credible scientific evidence which may impact either of the two risks above.

We have an established governance for EMF risk management (a Group leadership team that reports to the Board, and a network of EMF leaders across all markets). The EMF task group, which was set up in FY20 to focus on assessing and reporting on the impact of 5G on EMF, has merged with the Group leadership team. The Group leadership team continues to update the Executive Committee twice a year on the impact of EMF restrictions in those markets with limits that do not align with international, science-based guidelines, as well as coordinating engagement with policy makers relating to 5G and EMF and assessing the impact of social media campaigns on public concern. Vodafone continues to advocate for national EMF regulations to be harmonised with international guidelines. The 2020 updated guidelines from ICNIRP confirmed that there are no adverse effects on human health from 5G frequencies if exposure is within their guidelines. Vodafone always operates its mobile networks strictly within national regulations, which are typically based on, or go beyond, ICNIRP’s guidelines, and we regularly monitor our operations in each country to meet those regulations.

Brexit

The EU-UK Trade and Cooperation Agreement, which came into effect on 1 January 2021, provides greater clarity on the trading relationship between the UK and the EU. Vodafone’s cross-functional steering committee established early in the Brexit process identified risks and produced a comprehensive mitigation plan. Since the signing of the agreement, any outstanding risks have been managed by operational teams. The impact of the agreement, and any legal challenges to elements of the agreement, continue to be monitored, with further mitigations put in place where necessary.

Emerging risk

We face a number of uncertainties where an emerging risk may potentially impact us in the longer term. In some cases, there may be insufficient information to understand the likely scale, impact or velocity of the risk. We also might not be able to fully define a mitigation plan until we have a better understanding of the threat. We continue to identify new emerging risk trends, using the input from analysis of the external environmental as well as internal participation from key stakeholders. Using the identified emerging risks, we evaluate the impact and the effect it would have on our organisation (including the changes to our principal risks). The sub-set of our latest emerging risks are:

-	Additional regulations or investor pressure brought on by Environmental, Social and Governance (‘ESG’) requirements;

-	Depopulation of city centres;

-	Ageing population; and

-	Next-generation digitalisation.

Vodafone Group Plc ⫶ FY21 Preliminary results

Unaudited condensed consolidated financial statements

Consolidated income statement

	Year ended 31 March
	2021		2020
	€m		€m
Revenue	43,809		44,974
Cost of sales	(30,086)		(30,682)
Gross profit	13,723		14,292
Selling and distribution expenses	(3,522)		(3,814)
Administrative expenses	(5,350)		(5,810)
Net credit losses on financial assets	(664)		(660)
Share of results of equity accounted associates and joint ventures	342		(2,505)
Impairment loss	–		(1,685)
Other income	568		4,281
Operating profit	5,097		4,099
Non-operating expense	–		(3)
Investment income	330		248
Financing costs	(1,027)		(3,549)
Profit before taxation	4,400		795
Income tax expense	(3,864)		(1,250)
Profit/(loss) for the financial year	536		(455)
Attributable to:
– Owners of the parent	112		(920)
– Non-controlling interests	424		465
Profit/(loss) for the financial year	536		(455)

Profit/(loss) per share
Total Group:
– Basic	0.38	c	(3.13	)c
– Diluted	0.38	c	(3.13	)c

Consolidated statement of comprehensive income/expense

	Year ended 31 March
	2021	2020
	€m	€m
Profit/(loss) for the financial year	536	(455)
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent years:
Foreign exchange translation differences, net of tax	133	(982)
Foreign exchange translation differences transferred to the income statement	(17)	(36)
Other, net of tax[1]	(3,743)	3,066
Total items that may be reclassified to the income statement in subsequent years	(3,627)	2,048
Items that will not be reclassified to the income statement in subsequent periods:
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	(555)	526
Total items that will not be reclassified to the income statement in subsequent years	(555)	526
Other comprehensive (expense)/income	(4,182)	2,574
Total comprehensive (expense)/income for the financial year	(3,646)	2,119

Attributable to:
– Owners of the parent	(4,069)	1,696
– Non-controlling interests	423	423
	(3,646)	2,119

Note:

1.	Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the year.

Vodafone Group Plc ⫶ FY21 Preliminary results

Unaudited condensed consolidated financial statements

Consolidated statement of financial position

	31 March	31 March
	2021	2020
		Re-presented[1]
	€m	€m
Non-current assets
Goodwill	31,731	31,378
Other intangible assets	21,818	22,631
Property, plant and equipment	41,243	40,113
Investments in associates and joint ventures	4,670	5,831
Other investments	925	792
Deferred tax assets	21,569	23,606
Post employment benefits	60	590
Trade and other receivables	4,777	10,393
	126,793	135,334
Current assets
Inventory	676	598
Taxation recoverable	434	278
Trade and other receivables	10,923	11,724
Other investments	9,159	7,089
Cash and cash equivalents	5,821	13,557
	27,013	33,246
Assets held for sale	1,257	(412)
Total assets	155,063	168,168

Equity
Called up share capital	4,797	4,797
Additional paid-in capital	150,812	152,629
Treasury shares	(6,172)	(7,802)
Accumulated losses	(121,587)	(120,349)
Accumulated other comprehensive income	27,954	32,135
Total attributable to owners of the parent	55,804	61,410
Non-controlling interests	2,012	1,215
Total equity	57,816	62,625

Non-current liabilities
Borrowings	59,272	62,949
Deferred tax liabilities	2,095	2,103
Post employment benefits	513	438
Provisions	1,747	1,479
Trade and other payables	4,909	5,189
	68,536	72,158
Current liabilities
Borrowings	8,488	11,976
Financial liabilities under put option arrangements	492	1,850
Taxation liabilities	769	787
Provisions	892	1,053
Trade and other payables	18,070	17,719
	28,711	33,385
Total equity and liabilities	155,063	168,168

Note:

1.	In the Annual Report for the year ended 31 March 2020, the Group’s 55% interest in Vodafone Egypt was presented within assets and liabilities held for sale, following the announcement on 29 January 2020 that the Group had signed a memorandum of understanding to sell its interest to Saudi Telecom. On 21 December 2020, the Group announced that its discussions with Saudi Telecom had ended and the memorandum of understanding had been terminated. Consequently, the balances as at 31 March 2020 have been re-presented to reflect that Vodafone Egypt is no longer held for sale. There is no impact on Total assets and Total equity and liabilities although certain classifications within these totals have changed.

Vodafone Group Plc ⫶ FY21 Preliminary results

Unaudited condensed consolidated financial statements

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive losses[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2019 brought forward	4,796	152,503	(7,875)	(87,467)	61,957	1,231	63,188
Issue or reissue of shares	1	1	73	(68)	7	–	7
Share-based payments	–	125	–	–	125	11	136
Transactions with non-controlling interests in subsidiaries	–	–	–	(58)	(58)	(102)	(160)
Comprehensive income	–	–	–	1,696	1,696	423	2,119
Dividends	–	–	–	(2,317)	(2,317)	(348)	(2,665)
31 March 2020	4,797	152,629	(7,802)	(88,214)	61,410	1,215	62,625

1 April 2020 brought forward	4,797	152,629	(7,802)	(88,214)	61,410	1,215	62,625
Issue or reissue of shares	–	(1,943)	2,033	(87)	3	–	3
Share-based payments	–	126	–	–	126	10	136
Transactions with non-controlling interests in subsidiaries	–	–	–	1,149	1,149	748	1,897
Comprehensive (expense)/income	–	–	–	(4,069)	(4,069)	423	(3,646)
Dividends	–	–	–	(2,412)	(2,412)	(384)	(2,796)
Purchase of treasury shares	–	–	(403)	–	(403)	–	(403)
31 March 2021	4,797	150,812	(6,172)	(93,633)	55,804	2,012	57,816

Notes:

1.	Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2.	Includes accumulated losses and accumulated other comprehensive income.

Vodafone Group Plc ⫶ FY21 Preliminary results

Unaudited condensed consolidated financial statements

Consolidated statement of cash flows

	Year ended 31 March
	2021	2020
	€m	€m
Inflow from operating activities	17,215	17,379

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	(136)	(10,295)
Purchase of interests in associates and joint ventures	(13)	(1,424)
Purchase of intangible assets	(3,227)	(2,423)
Purchase of property, plant and equipment	(5,413)	(5,182)
Purchase of investments	(3,726)	(1,832)
Disposal of interests in subsidiaries, net of cash disposed	157	4,427
Disposal of interests in associates and joint ventures	420	–
Disposal of property, plant and equipment and intangible assets	43	61
Disposal of investments	1,704	7,792
Dividends received from associates and joint ventures	628	417
Interest received	301	371
Outflow from investing activities	(9,262)	(8,088)

Cash flows from financing activities
Proceeds from issue of long term borrowings	4,359	9,933
Repayment of borrowings	(12,237)	(16,028)
Net movement in short term borrowings	(2,791)	2,488
Net movement in derivatives	279	98
Interest paid[1]	(2,152)	(2,284)
Payments for settlement of written put options	(1,482)	–
Purchase of treasury shares	(62)	(821)
Issue of ordinary share capital and reissue of treasury shares	5	7
Equity dividends paid	(2,427)	(2,296)
Dividends paid to non-controlling shareholders in subsidiaries	(391)	(348)
Other transactions with non-controlling shareholders in subsidiaries	1,663	(160)
Other movements with associates and joint ventures	40	59
Outflow from financing activities	(15,196)	(9,352)

Net cash outflow	(7,243)	(61)

Cash and cash equivalents at beginning of the financial year[2]	13,288	13,605
Exchange loss on cash and cash equivalents	(255)	(256)
Cash and cash equivalents at end of the financial year[2]	5,790	13,288

Notes:

1.	Interest paid includes €9 million of cash inflow (2020: €273 million outflow) on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.
2.	Includes cash and cash equivalents as presented in the consolidated statement of financial position of €5,821 million (2020: €13,557 million), together with overdrafts of €31 million (2020: €269 million).

Vodafone Group Plc ⫶ FY21 Preliminary results

Notes to the unaudited condensed consolidated financial statements

1	Basis of preparation

These unaudited Condensed Consolidated Financial Statements of Vodafone Group Plc and its subsidiaries apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2020, which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations.

Ernst & Young LLP has consented to the release of this Preliminary Announcement. The financial information presented in the unaudited Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (‘the Act’). Statutory accounts for the year ended 31 March 2020 were published in Vodafone’s Annual Report and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act. A separate announcement will be made in accordance with Disclosure and Transparency Rules (DTR) 6.3 when the annual report and audited financial statements for the year ended 31 March 2021 are made available on the Company’s website, which is expected to be in May 2021.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Considerations in respect of COVID-19

Going concern

As outlined on page 3, trading during the year demonstrated the relative resilience of the Group’s operating model. The Group has a strong liquidity position with €5.8 billion of cash and cash equivalents available at 31 March 2021, which together with access to committed facilities, cover all of the Group’s reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios including not being able to access the capital markets during the assessment period.  In addition to the liquidity forecasts prepared, the Directors considered the availability of the Group’s revolving credit facilities which were undrawn as at 31 March 2021. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for a period of at least 12 months from the date of approving the consolidated financial statements and that it is appropriate to continue to adopt a going concern basis in preparing the consolidated financial statements.

Critical accounting judgements and estimates

The Group’s critical accounting judgements and estimates were disclosed in the Group’s annual report for the year ended 31 March 2020. The ongoing impact of COVID-19 has been factored into our latest forecasts. These judgements and estimates were assessed during the year ended 31 March 2021 and considered in our impairment review.

New accounting pronouncements adopted

On 1 April 2020, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided in the Group’s annual report for the year ended 31 March 2020.

Vodafone Group Plc ⫶ FY21 Preliminary results

Notes to the unaudited condensed consolidated financial statements

2	Equity dividends

	2021	2020
	€m	€m
Declared and paid during the financial year:
Final dividend for the year ended 31 March 2020: 4.50 eurocents per share (2019: 4.16 eurocents per share)	1,205	1,112
Interim dividend for the year ended 31 March 2021: 4.50 eurocents per share (2020: 4.50 eurocents per share)	1,207	1,205
	2,412	2,317
Proposed after the end of the year and not recognised as a liability:
Final dividend for the year ended 31 March 2021: 4.50 eurocents per share (2020: 4.50 eurocents per share)	1,260	1,205

3	Commitments, contingent liabilities and legal proceedings

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited (‘VIL’) pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions.

The Group’s potential exposure under this mechanism is now capped at INR 64 billion (€747 million) following payments made under this mechanism from Vodafone to VIL totalling INR 19 billion (€235 million). The matters covered by the mechanism include the Adjusted Group Revenue (‘AGR’) judgement debt levied on VIL for an amount materially in excess of the cap. There are significant uncertainties in relation to VIL’s ability to settle all liabilities relating to the AGR judgement and no further cash payments are considered probable at 31 March 2021.

The carrying value of the Group’s investment in VIL is €nil and the Group is recording no further share of losses in respect of VIL. The Group’s potential exposure to liabilities within VIL is capped by the mechanism described above. As a consequence, contingent liabilities arising from litigation in India concerning operations of Vodafone India are no longer reported below.

Indus Towers merger

The merger of Indus and Bharti Infratel completed on 19 November 2020 and the combined entity was renamed Indus Towers Ltd (‘Indus Towers’). Under the terms of the merger a security package was agreed for the benefit of Indus Towers which can be invoked in the event that VIL is unable to satisfy certain payment obligations under its Master Services Agreements with Indus Towers (the ‘MSAs’). The security package includes:

-	A prepayment in cash of INR 24 billion (€279 million) by VIL to Indus Towers in respect of its payment obligations that are undisputed, due and payable under the MSAs after the merger closing;

-	A primary pledge over 190.7 million shares owned by Vodafone Group in Indus Towers having a value of INR 47 billion (€544 million) as at 31 March 2021; and

-	A secondary pledge over shares owned by Vodafone Group in Indus Towers (ranking behind Vodafone’s existing lenders for the remaining €1.2 billion bank borrowings secured against Indian assets utilised to fund Vodafone’s contribution to the VIL rights issue in 2019) (‘the Bank Borrowings’) with a maximum liability cap of INR 42.5 billion (€495 million).

In the event of non-payment of relevant MSA obligations by VIL, Indus Towers will have recourse to the primary pledge shares and, after repayment of the Bank Borrowings in full, any secondary pledged shares, up to the value of the liability cap. VIL’s ability to make MSA payments to Indus Towers is uncertain and depends on a number of factors including its ability to raise additional funding.

Vodafone Group Plc ⫶ FY21 Preliminary results

Notes to the unaudited condensed consolidated financial statements

Legal Proceedings

The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to their operations.

Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts.

In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.

The Group is not involved in any material proceedings in which any of the Group’s Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group.

Indian tax cases

In January 2012, the Supreme Court of India found against the Indian tax authority and in favour of Vodafone International Holdings BV (‘VIHBV’) in proceedings brought after the Indian tax authority alleged potential liability under the Income Tax Act 1961 for the failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in connection with its 2007 disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly held interests in Vodafone India Limited (‘Vodafone India’).

The Finance Act 2012 of India, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it sought to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. On 3 January 2013, VIHBV received a letter from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and updating the interest element of that demand to a total amount of INR142 billion, which included principal and interest as calculated by the Indian tax authority but did not include penalties. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (plus interest) along with a statement that enforcement action, including against VIHBV’s indirectly held assets in India, would be taken if the demand was not satisfied. On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. This demand does not appear to have included any element for alleged accrued interest liability.

In response to the 2013 letter, VIHBV initiated arbitration proceedings under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’). The arbitration hearing took place in February 2019. In September 2020, the arbitration tribunal issued its award unanimously ruling in VIHBV’s favour. The Indian Government applied in Singapore to set aside the award primarily on jurisdictional grounds. The proceedings have been transferred to a senior court, with a hearing date set for September 2021.

Separately, on 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited formally commenced arbitration with the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. After the Delhi High Court first upheld, and subsequently dismissed, the Indian Government’s application for an injunction preventing Vodafone from progressing the UK BIT arbitration as an abuse of process, the Indian Government appealed the dismissal. Hearings took place from 2018 to 2020 with frequent adjournments. Following the award in the Dutch BIT, the Delhi High Court dismissed the injunction appeal proceedings. Vodafone has undertaken to take no steps advancing the UK BIT arbitration proceedings pending the outcome of the Indian Government’s application to set aside the Dutch BIT award in Singapore. The Delhi High Court also permitted the formation of the UK BIT tribunal.

VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or Vodafone India is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT. Based on the facts and circumstances of this matter, including the outcome of legal proceedings to date, the Group considers that it is more likely than not that no present obligation exists at 31 March 2021.

VISPL tax claims

Vodafone India Services Private Limited (‘VISPL’) is involved in a number of tax cases. The total value of the claims is approximately €500 million plus interest, and penalties of up to 300% of the principal.

Of the individual tax claims, the most significant is in the amount of approximately €249 million (plus interest of €554 million), which VISPL has been assessed as owing in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to an indemnity. A stay of the tax demand on a deposit of £20 million and a corporate guarantee by VIHBV for the balance of tax assessed are in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely.

Vodafone Group Plc ⫶ FY21 Preliminary results

Notes to the unaudited condensed consolidated financial statements

While there is some uncertainty as to the outcome of the tax cases involving VISPL, the Group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases.

Other cases in the Group

UK : IPCom v Vodafone Group Plc and Vodafone UK

On 22 February 2019, IPCom sued Vodafone Group Plc and Vodafone Limited for alleged infringement of two patents claimed to be essential to UMTS and LTE network standards. If IPCom could have established that one or more of its patents was valid and infringed, it could have sought an injunction against the UK network if a global licence for the patents was not agreed. The Court ordered expedited trials on the infringement and validity issues. The trial on the first patent was in November 2019 and removed the risk of an injunction so IPCom withdrew the second patent trial listed for May 2020. Both IPCom and Vodafone appealed certain aspects of the judgement from the first trial at a hearing in January 2021. The Court of Appeal found in favour of both IPCom and Vodafone on different issues. Vodafone is seeking permission to appeal a discrete issue from the Supreme Court of the United Kingdom. The validity of the first patent will be considered by the Board of Appeal of the European Patent Office at a hearing in July 2021. Although the outcome of this hearing is unknown, we believe that there is a high probability that the first patent will be found to be invalid and as a result Vodafone has no liability for patent infringement which would mean that the Group has no present obligation . IPCom has indicated that it wishes to pursue a damages assessment for the limited infringement found by the trial court. However, IPCom has suggested that these proceedings be deferred until the outcome of the Board of Appeal of the European Patent Office. In any event, were the patent found to be valid the Group believes that the resulting damages would be minimal.

Spain and UK: TOT v Vodafone Group Plc, VGSL, and Vodafone UK

Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT initially seeking over €500 million in damages from Vodafone Group Plc as well as an injunction against using the technology in question. Huawei has also been sued by TOT in the same action.

In a decision dated 30 October 2017, the Commercial Court of Madrid ruled that while it did have jurisdiction to hear the infringement case relating to the Spanish patent, it was not competent to hear TOT’s contractual and competition law claims against Vodafone. The trial took place in September 2018 and in January 2020 judgement was handed down in Vodafone and Huawei’s favour. TOT appealed but limited its claims against Vodafone to seek approximately €4 million in damages and injunctive relief. The appeal judgement was issued on 23 April 2021 and TOT’s claims for damages and injunctive relief against both Vodafone and Huawei were rejected, therefore the Group does not believe that any present obligation exists.

In December 2019 TOT brought a similar claim in the English High Court against Vodafone Group and Vodafone UK alleging breach of confidentiality and patent infringement. The value of the claim is not pleaded. Proceedings have been stayed until 30 September 2021 pending the outcome of the appeal in Spain. Vodafone has issued an application seeking to strike out certain aspects of TOT’s case which will be heard once the stay has been lifted. It remains unclear how much of the claim will remain after the strike out application. Vodafone has not yet filed its defence. At this stage of proceedings, we are not able reliably to evaluate the likelihood of, or amount of, any financial outflow.

Germany: Kabel Deutschland takeover - class actions

The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Kabel Deutschland. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone’s favour, rejecting all claims by minority shareholders. A number of shareholders appealed. The appeal process is ongoing. While the outcome is uncertain, the Group believes it has valid defences and that the outcome of the appeal will be favourable to Vodafone.

Italy: Iliad v Vodafone Italy

In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to portability and certain advertising campaigns by Vodafone Italy. Preliminary hearings have taken place, including one at which the Court rejected Iliad’s application for a cease and desist order against alleged misleading advertising by Vodafone. The main hearing on the merits of the claim is scheduled for 8 June 2021.

The Group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement but while the outcome is uncertain, the Group believes it has valid defences and that it is probable that no present obligation exists.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several new claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Group Plc and certain Directors and officers of Vodafone were withdrawn. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Greek Court because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece’s counter claim was also rejected. The Papistas claimants and Vodafone Greece have each filed appeals and, subject to the Papistas claimants paying the requisite stamp duty, the hearing on the merits of these appeals will take place in late 2021 and early 2022.

Vodafone Group Plc ⫶ FY21 Preliminary results

Notes to the unaudited condensed consolidated financial statements

The amount claimed in these lawsuits is substantial and, if the claimants are successful, the total potential liability could be material. However, we are continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.

UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies. The administrators allege a conspiracy between the MNOs to pull their business from Phones 4U thereby causing its collapse. Vodafone and the other defendants filed their defences in April 2019 and the Administrators filed their replies in October 2019. Disclosure has taken place and witness statements are due to be filed by the end of July 2021. The judge has also ordered that there should be a split trial between liability and damages. The first trial will start in May 2022.

Taking into account all available evidence, the Group assesses it to be more likely than not that a present obligation does not exist and that the allegations of collusion are completely without merit; the Group is vigorously defending the claim. The value of the claim is not pleaded but we understand it to be the total value of the business, possibly equivalent to approximately £1 billion. Vodafone’s alleged share of the liability is also not pleaded. The Group is not able to estimate any possible loss in the event of an adverse judgement.

4	Subsequent events

Share buy-back programme

On 19 May 2021, the Group announced that it will commence a new irrevocable and non-discretionary share buy-back programme to further reduce the issued share capital of Vodafone to partially offset the increase in the issued share capital as a result of the maturing of the first tranche of the subordinated Mandatory Convertible Bonds.  Morgan Stanley will serve as the principal and will decide on the timing of share purchases.  The programme, which commenced on 19 May 2021 and will end no later than 23 July 2021, will repurchase no more than 268,237,246 ordinary shares and the maximum amount allocated for purchases is £340 million.

Vodafone Group Plc ⫶ FY21 Preliminary results

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly-titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below, together with the location of the definition and the reconciliation between the non-GAAP measure and the closest equivalent GAAP measure.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic adjusted EBITDA growth	Page 51	Not applicable	Not applicable
Organic percentage point change in adjusted EBITDA margin	Page 51	Not applicable	Not applicable
Organic revenue growth	Page 51	Reported revenue growth	Page 52
Organic service revenue growth	Page 51	Reported service revenue growth	Pages 52 to 53
Organic mobile service revenue growth	Page 51	Reported mobile service revenue growth	Pages 52 to 53
Organic fixed service revenue growth	Page 51	Reported fixed service revenue growth	Pages 52 to 53
Organic retail revenue growth	Page 51	Reported retail revenue growth	Pages 52 to 53
Financing metrics
Adjusted net financing costs	Page 25	Net financing costs	Page 25

Vodafone Group Plc ⫶ FY21 Preliminary results

Non-GAAP measures

Performance metrics

Organic growth

All amounts in this document marked with an “*” represent organic growth. This measure presents performance on a comparable basis, including merger and acquisition activity and movements in foreign exchange rates.

Organic growth is calculated for revenue and profitability metrics, as follows:

-	Service revenue;

-	Mobile service revenue;
-	Fixed service revenue;
-	Retail revenue;
-	Adjusted EBITDA; and
-	Percentage point change in adjusted EBITDA margin.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-	It is used for internal performance analysis; and
-	It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Vodafone Group Plc ⫶ FY21 Preliminary results

Non-GAAP measures

Year ended 31 March 2021

	FY21	FY20	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	11,520	10,696	7.7	(7.2)	–	0.5
Mobile service revenue	5,056	5,084	(0.6)	(0.1)	–	(0.7)
Fixed service revenue	6,464	5,612	15.2	(13.8)	–	1.4
Italy	4,458	4,833	(7.8)	0.3	–	(7.5)
Mobile service revenue	3,244	3,625	(10.5)	–	–	(10.5)
Fixed service revenue	1,214	1,208	0.5	0.9	–	1.4
UK	4,848	5,020	(3.4)	0.7	1.9	(0.8)
Mobile service revenue	3,428	3,618	(5.3)	–	2.0	(3.3)
Fixed service revenue	1,420	1,402	1.3	2.3	2.0	5.6
Spain	3,788	3,904	(3.0)	0.2	–	(2.8)
Other Europe	4,859	4,890	(0.6)	(2.1)	1.3	(1.4)
Vodacom	4,083	4,470	(8.7)	0.1	12.5	3.9
Other Markets	3,312	3,796	(12.8)	10.2	13.4	10.8
Common Functions	470	494
Eliminations	(197)	(232)
Total service revenue	37,141	37,871	(1.9)	(1.4)	3.2	(0.1)
Other revenue	6,668	7,103	(6.1)	–	4.1	(2.0)
Revenue	43,809	44,974	(2.6)	(1.2)	3.4	(0.4)

Other growth metrics
Germany - Business fixed service revenue	893	813	9.8	–	–	9.8
Italy - Business fixed service revenue	490	453	8.2	(0.2)	–	8.0
Germany - Retail revenue	11,201	10,315	8.6	(7.5)	–	1.1

Adjusted EBITDA
Germany	5,634	5,077	11.0	(9.2)	–	1.8
Italy	1,597	2,068	(22.8)	10.1	–	(12.7)
UK	1,367	1,500	(8.9)	–	1.6	(7.3)
Spain	1,044	1,009	3.5	(0.1)	–	3.4
Other Europe	1,760	1,738	1.3	(3.3)	1.5	(0.5)
Vodacom	1,873	2,088	(10.3)	–	13.2	2.9
Other Markets	1,228	1,400	(12.3)	9.0	11.8	8.5

Percentage point change in adjusted EBITDA margin
Germany	43.4%	42.0%	1.4	(1.0)	–	0.4
Italy	31.9%	37.4%	(5.5)	4.2	–	(1.3)
UK	22.2%	23.1%	(0.9)	(0.1)	(0.1)	(1.1)
Spain	25.1%	23.5%	1.6	(0.1)	–	1.5
Other Europe	31.7%	31.4%	0.3	(0.2)	0.1	0.2
Vodacom	36.2%	37.8%	(1.6)	–	0.3	(1.3)
Other Markets	32.6%	31.9%	0.7	(0.6)	(0.8)	(0.7)

Vodafone Group Plc ⫶ FY21 Preliminary results

Non-GAAP measures

Quarter ended 31 March 2021

	Q4 FY21	Q4 FY20	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,885	2,852	1.2	–	–	1.2
Mobile service revenue	1,274	1,262	1.0	(0.1)	–	0.9
Fixed service revenue	1,611	1,590	1.3	0.1	–	1.4
Italy	1,084	1,189	(8.8)	1.0	–	(7.8)
Mobile service revenue	788	870	(9.4)	0.1	–	(9.3)
Fixed service revenue	296	319	(7.2)	3.4	–	(3.8)
UK	1,231	1,287	(4.4)	2.4	1.4	(0.6)
Mobile service revenue	880	909	(3.2)	–	1.4	(1.8)
Fixed service revenue	351	378	(7.1)	8.3	1.0	2.2
Spain	951	972	(2.2)	0.9	–	(1.3)
Other Europe	1,233	1,233	–	(1.1)	0.9	(0.2)
Vodacom	1,078	1,091	(1.2)	0.1	8.4	7.3
Other Markets	827	881	(6.1)	0.2	19.0	13.1
Common Functions	136	137
Eliminations	(59)	(48)
Total service revenue	9,366	9,594	(2.4)	0.4	2.8	0.8
Other revenue	1,815	1,691	7.3	(0.8)	3.6	10.1
Revenue	11,181	11,285	(0.9)	0.2	2.9	2.2

Other growth metrics
Germany - Retail revenue	2,812	2,762	1.8	–	–	1.8

Quarter ended 31 December 2020

	Q3 FY21	Q3 FY20	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,912	2,883	1.0	–	–	1.0
Mobile service revenue	1,279	1,273	0.5	–	–	0.5
Fixed service revenue	1,633	1,610	1.4	–	–	1.4
Italy	1,125	1,220	(7.8)	–	–	(7.8)
Mobile service revenue	818	916	(10.7)	–	–	(10.7)
Fixed service revenue	307	304	1.0	0.1	–	1.1
UK	1,216	1,282	(5.1)	–	4.7	(0.4)
Mobile service revenue	848	924	(8.2)	–	4.6	(3.6)
Fixed service revenue	368	358	2.8	–	5.1	7.9
Spain	957	966	(0.9)	(0.2)	–	(1.1)
Other Europe	1,215	1,265	(4.0)	1.5	1.8	(0.7)
Vodacom	1,056	1,162	(9.1)	–	12.4	3.3
Other Markets	806	891	(9.5)	–	21.8	12.3
Common Functions	115	117
Eliminations	(45)	(53)
Total service revenue	9,357	9,733	(3.9)	0.2	4.1	0.4
Other revenue	1,844	2,017	(8.6)	–	4.8	(3.8)
Revenue	11,201	11,750	(4.7)	0.2	4.2	(0.3)

Other growth metrics
Germany - Retail revenue	2,832	2,791	1.5	–	–	1.5

Vodafone Group Plc ⫶ FY21 Preliminary results

Definitions

Key terms are defined below. See page 50 for the location of definitions for non-GAAP measures.

Term	Definition
Adjusted EBITDA	Adjusted EBITDA is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal of owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
B2C	Business-to-Consumer refers to the process of selling products and services directly between a business and consumers who are the end-users.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Customer costs	Includes acquisition costs, retention costs and other direct costs of providing services.
Depreciation and amortisation	The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software. Includes Right-of-use assets.
Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Europe	Comprises the Group’s operations in Europe.
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standard.
Integration capital expenditure	Capital expenditure incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.
Other Markets	Other Markets comprise Turkey, Egypt and Ghana.
Other revenue	Other revenue includes connection fees, equipment revenue, interest income and lease revenue.
Regulation	Impact of industry law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenue less the increase in visitor revenue.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
Retail revenue	Retail revenue comprises service revenue (see below) excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator (‘FVNO’) wholesale revenue
Roaming	Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad.
Service revenue

Service revenue is all revenue related to the provision of or ongoing services including but not limited to, monthly access changes, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

SME	Small and medium sized enterprises.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

Notes

1.	This announcement contains inside information for the purposes of Article 7 of EU regulation 596/2014. The person responsible for arranging the release of this announcement on behalf of Vodafone Group Plc is Rosemary Martin, Group General Counsel and Company Secretary. Tel: +44 (0) 1635 33251.
2.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers AG. Other product and company names mentioned herein may be the trade marks of their respective owners.
3.	All growth rates reflect a comparison to the year ended 31 March 2020 unless otherwise stated.
4.	References to “Q3” and “Q4” are to the three months ended 31 December 2020 and 31 March 2021, respectively, unless otherwise stated. References to the “second half of the year” or “H2” are to the six months ended 31 March 2021 unless otherwise stated. References to “FY21”, the “year” or “2021 financial year” are to the financial year ending 31 March 2021 and references to “FY20”, the “last year” or “last financial year” are to the financial year ended 31 March 2020 unless otherwise stated.
5.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.
6.	Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spreadsheet available at https://investors.vodafone.com/reports-information/results-reports-presentations
7.	This document contains references to our website. Information on our website is not incorporated into this document and should not be considered part of it. We have included any website as an inactive textual reference only.

Vodafone Group Plc ⫶ FY21 Preliminary results

Forward-looking statements and other matters

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group’s sustainable business strategy and 2025 targets; expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including 5G networks, sharing infrastructure and its benefits and sharing mobile networks in Europe; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including in respect of Vodafone Business’ partnership with Accenture.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic, of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2020 and the half year results for the six months ended 30 September 2020. The annual report can be found on the Group’s website (https://investors.vodafone.com/reports-information/latest-annual-results). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2021

-ends-

Vodafone Group Plc ⫶ FY21 Preliminary results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 28, 2021

By:	/s/ R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary